Exhibit 2.1

EXECUTION VERSION

__________________________________________

ASSET PURCHASE AGREEMENT

dated as of March 10, 2025

by and among

BIOREFERENCE HEALTH, LLC,

OPKO HEALTH, INC.

and

LABORATORY CORPORATION OF AMERICA HOLDINGS

__________________________________________

TABLE OF CONTENTS

Page

Article I SALE AND TRANSFER OF PURCHASED ASSETS		1
1.1	Purchased Assets	1
1.2	Excluded Assets	3
1.3	Assumption of Liabilities	4
1.4	Excluded Liabilities	4
1.5	Closing Purchase Price and Earnout Consideration	6
1.6	Closing	9
1.7	Closing Deliverables	9
1.8	Allocation of Purchase Price	11
1.9	Escrow	11
1.10	Withholding	12
Article II REPRESENTATIONS AND WARRANTIES OF SELLER AND SELLER PARENT		12
2.1	Organization and Good Standing	12
2.2	Authority	12
2.3	No Conflict; Required Filings and Consents	13
2.4	International Trade and Anti-Corruption	14
2.5	Legal Compliance; Licenses; Permits and Registration	15
2.6	Absence of Changes	18
2.7	Business Customers, Material Payors; Material Vendors; Business Data	18
2.8	Good Title to and Use of Assets	19
2.9	Property	19
2.10	Material Contracts	21
2.11	Bankruptcy	23
2.12	Insurance	23
2.13	Litigation; Governmental Orders	24
2.14	Brokers or Finders	24
2.15	Privacy and Data Security; Information Technology	24
2.16	Tax Matters	27
2.17	Labor and Employment Matters	28
2.18	WARN Act	30
2.19	Financial Statements	30
2.20	Absence of Undisclosed Liabilities	31
2.21	Environmental Matters	31
2.22	Employee Benefits	32
2.23	Intellectual Property	33
2.24	Accounts Receivable; Accounts Payable	35
2.25	Affiliate Transactions	35
2.26	NO OTHER REPRESENTATIONS OR WARRANTIES	35
ARTICLE III REPRESENTATIONS AND WARRANTIES OF BUYER		36
3.1	Organization, Standing and Power	36
3.2	Authority	36
3.3	No Conflict; Required Filings and Consents	36
3.4	Litigation	37
3.5	Brokers or Finders	37
3.6	Sufficient Funds	37
3.7	No Other Representations or Warranties	37
ARTICLE IV COVENANTS		38
4.1	Confidentiality; Access	38
4.2	Public Statements and Internal Communications	39
4.3	Conduct of Business Prior to the Closing	40
4.4	Interim Period Operations	42
4.5	Consents; Cooperation; Nonassignable Items; In-Process and Add-On Testing	42
4.6	Competition Filings	43
4.7	Trading Prohibitions; Exclusivity	44
4.8	Restrictive Covenants	45
4.9	Notice of Developments	47
4.10	Other Closing Documentation	48
4.11	Post-Closing Use of Intellectual Property	49
4.12	Further Assurances	49
4.13	Transfer of Warranties	50
4.14	Ownership of Purchased Assets	50
4.15	Bulk Transfer Laws	50
4.16	Tail Insurance Policy	50
4.17	Proration	50
4.18	Accounts Receivable; Accounts Payable	50
4.19	Wrong Pockets	51
4.20	Information Technology; Assistance with Integration	52
		54
		54
5.1	Employee Matters	54
ARTICLE VI		56
TAX MATTERS		57
6.1	Transfer Taxes	57
6.2	Apportioned Obligations	57
6.3	Tax Cooperation	57
ARTICLE VII CONDITIONS TO THE OBLIGATIONS OF BUYER		58
7.1	Representations and Warranties; Covenants	58
7.2	No Actions	58
7.3	No Restraints	58
7.4	No Security Incident	58
7.5	Government Approvals	58
7.6	Third Party Consents and Modification of Agreements	59
7.7	Customer Interfaces	59
7.8	Reference Interface	59
7.9	Material Adverse Effect	59
7.10	Closing Deliverables	59
ARTICLE VIII CONDITIONS TO THE OBLIGATIONS OF THE SELLER PARTIES		59
8.1	Representations and Warranties; Covenants	59
8.2	No Actions	59
8.3	No Restraints	60
8.4	Governmental Approvals	60
8.5	Closing Deliverables	60
ARTICLE IX TERMINATION		60
9.1	Termination	60
9.2	Effect of Termination	61
ARTICLE X SURVIVAL, INDEMNIFICATION AND REMEDIES		61
10.1	Survival	61
10.2	Indemnification	62
10.3	Indemnification Procedures	63
10.4	Limitations on Indemnification; Satisfaction of Indemnification Claims	65
10.5	Exclusive Remedy	67
10.6	Tax Treatment of Indemnity Payments	67
ARTICLE XI MISCELLANEOUS		68
11.1	Expenses	68
11.2	Headings	68
11.3	Notices	68
11.4	Assignment	69
11.5	Entire Agreement	69
11.6	Amendment; Waiver	69
11.7	Counterparts	70
11.8	Governing Law; Consent to Jurisdiction; Waiver of Jury Trial	70
11.9	Specific Performance	70
11.10	Interpretation; Absence of Presumption	71
11.11	Third Person Beneficiaries	71
11.12	Representations and Warranties; Schedules	71
11.13	Severability	72
11.14	Electronic Signatures	72

EXHIBITS

Exhibit A	Definitions
Exhibit B	Form of Intellectual Property Agreement
Exhibit C	Form of Transition Services Agreement
Exhibit D	Form of Escrow Agreement

SCHEDULES

Disclosure Schedules
Other Schedules:
Schedule A	Purchased Assets
Schedule B	Excluded Assets
Schedule 1.5(b)(i)(A)	Earnout Customers
Schedule 1.5(b)(i)(F)	Shared Customer Accounts (Schedule to be delivered by Buyer at Closing and may be updated from time to time thereafter in accordance with Section 1.5(b)(i)(F))
Schedule 1.8	Purchase Price Allocation
Schedule 5.1	Scheduled Employees
Schedule 7.5	Regulatory Filings
Schedule 7.6	Third-Party Consents

ANNEXES
Annex A	Form of Customer Cross Reference Data
Annex B	Form of Revenue Information
Annex C	Form of Business Data
Annex D	Form of Test Cross Reference Data
Annex E	Form of Payor Cross Reference Data

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of March 10, 2025 (the “Agreement Date”), by and among BioReference Health, LLC, a Delaware limited liability company (“Seller”), Laboratory Corporation of America Holdings, a Delaware corporation (“Buyer”), and OPKO Health, Inc., a Delaware corporation (“Seller Parent”, and together with Seller the “Seller Parties”). Capitalized terms not otherwise defined in this Agreement are defined in Exhibit A.

WHEREAS, the Seller Parties own and operate a clinical and anatomic pathology laboratory testing business that offers certain oncology diagnostic testing services to physician practices that predominantly consist of hematologists and oncologists and to hospitals, including those marketed as “BioReference” and “GenPath Oncology” (the “Business”);

WHEREAS, the Seller Parties additionally own and operate, and, following Closing, may continue to own and operate, the Excluded Business (as defined herein);

WHEREAS, the Seller Parties desire to sell, assign, transfer, convey and deliver to Buyer, and Buyer desires to purchase, assume, acquire and accept certain assets of the Seller Parties used or held for use in the Business upon the terms and subject to the conditions hereinafter set forth; and

WHEREAS, as of the Agreement Date, the termination or expiration of all applicable waiting periods under the HSR Act has occurred, and the OIG Determination has been obtained.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I
SALE AND TRANSFER OF PURCHASED ASSETS

1.1    Purchased Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller Parties shall, and shall cause their respective Affiliates (as applicable) to, transfer, assign, convey and deliver to Buyer, and Buyer shall purchase, free and clear of all Encumbrances (other than Permitted Encumbrances and Encumbrances created by Buyer), all right, title and interest of the Seller Parties and such Affiliates in, to and under the following assets of the Seller Parties and such Affiliates, as the same shall exist on the Closing Date (the assets of the Seller Parties and such Affiliates set forth below in clauses (a) through (q) of this Section 1.1 are collectively referred to herein as the “Purchased Assets”):

(a)    the Business Contracts set forth on Schedule A (together with the Transferring Real Property Lease, the “Assigned Contracts”) and all reserves, security and other deposits, advances and prepaid expenses and credits related to the Assigned Contracts or any other Purchased Assets, in each case to the extent held by a third party;

(b)    the Real Property Lease set forth on Schedule A (the “Transferring Real Property Lease”);

(c)    all inventory and supplies used in connection with the operation of the Business and located at the Transferring Real Property, as of the Closing Date, and all applicable warranties against manufacturers or vendors;

(d)    all of the owned personal property and equipment, including owned furniture, fixtures and laboratory equipment, used in connection with the operation of the Business and located at the Transferring Real Property, as of the Closing Date and all applicable warranties against manufacturers or vendors;

(e)    all customer accounts of the Business Customers, copies or originals of any and all past and pending documents of sales and service information and data, Business Customer and vendor lists, pricing and cost information, billing records, sales and promotional literature (including marketing, advertising, promotional, sales and training materials), payor lists, inventory cost records, quality control records and procedures, machinery and equipment records, mailing lists, purchase orders, Business Customer files and records (including correspondence) and sample materials, lists of courier routes and Business Customer requirements and ordering patterns, in each case, in any form or medium, that are used or held for use in the operation or conduct of the Business;

(f)    all claims, causes of action, choses in action, rights of recovery and rights of set-off of any kind against third parties relating to the Business and the Purchased Assets, whether choate or inchoate, known or unknown, contingent or non-contingent, in each case, relating to matters arising after the Closing Date;

(g)    the benefit of and all rights to enforce any covenants, warranties, representations or guarantees under the Assigned Contracts (including covenants or warranties made by any Person in connection with the Assigned Contracts or services furnished to any Seller Party affecting the Assigned Contracts), in each case, relating to matters arising from and after the Closing Date;

(h)    to the extent otherwise not specified in this Section 1.1, and to the extent assignable, assumable prepaid expenses, claims for refunds and rights to offset that relate to the Assumed Liabilities and the Purchased Assets;

(i)    all Standing Orders, Hold Orders and future orders arising from the Business;

(j)    all of the Seller Parties’ rights to email addresses, telephone and facsimile numbers primarily used in the operation of the Business, to the extent transferable;

(k)    copies of all books and records of the Seller Parties exclusively relating to the Business including (i) all records with respect to patients of the Business and any Standing Orders or other orders that are placed but not performed prior to the Closing and (ii) personnel records including certification, vaccination and work authorization records;

(l)    the Material Permits set forth on Schedule A;

(m)    the laboratory-related IT Assets set forth on Schedule A;

(n)    those rights to the service mark GenPath® Oncology, the trade name “GenPath Oncology”, or in certain marks to the extent set forth in the IP Agreement;

(o)    the Laboratory Licenses;

(p)    the goodwill, going concern value and other intangible assets associated with the assets described in the foregoing clauses or otherwise generated by or related to the Business; and

(q)    all other assets, whether tangible or intangible, primarily used in the Business and not included in the Excluded Assets.

1.2    Excluded Assets. Notwithstanding the provisions of Section 1.1, the Purchased Assets shall exclude (and the Seller Parties and their Affiliates are not selling, assigning or conveying to Buyer) any of the right, title or interest of the Seller Parties or their Affiliates in, to and under the following (herein referred to as the “Excluded Assets”):

(a)    all cash, bank deposits, cash equivalents and securities of the Seller Parties and their respective Affiliates;

(b)    all accounts receivable and other receivables relating to the Business arising from services performed prior to the Closing Date;

(c)    Seller Parent Benefit Plans and any assets related thereto;

(d)    all deposits or advance payment with respect to Taxes, and any claims, rights, and interest in and to any refund, credit or reduction of Taxes of or with respect to Seller (other than the portion of any refund, credit or reduction that relates to the portion of the Apportioned Obligations that are apportioned to Buyer pursuant to Section 6.2);

(e)    any Medicare, Medicaid or other provider numbers and Provider Agreements held or used by the Seller Parties or their Affiliates in the Business;

(f)    the laboratory-related information systems of the Seller Parties;

(g)    other than as set forth in the IP Agreement, the GENPATH® and INSIGHTDX® trademarks;

(h)    all Equity Interests in the Seller Parent’s Subsidiaries;

(i)    the 4KScore prostate cancer test;

(j)    the assets set forth on Schedule B; and

(k)    any other asset of the Seller Parties or their Affiliates that is not a Purchased Asset.

1.3    Assumption of Liabilities. Subject to the terms and conditions of this Agreement, Buyer shall, at the Closing, assume and agree to pay, perform and discharge when due all obligations of the Seller Parties and their Affiliates arising after the Closing under the Assigned Contracts other than the Excluded Liabilities specified in Section 1.4(c) (the “Assumed Liabilities”).

1.4    Excluded Liabilities. Notwithstanding anything to the contrary contained herein, other than the Assumed Liabilities, the Seller Parties shall be responsible for all of the Seller Parties’ respective Liabilities not expressly assumed by Buyer under this Agreement, and Buyer shall not assume, or in any way be liable or responsible for, any Liabilities of the Seller Parties (the “Excluded Liabilities”). Without limiting the generality of the foregoing, Buyer shall not assume the following:

(a)    any Liability to pay any Taxes of the Seller Parties or any of their Affiliates, regardless of whether arising in connection with the consummation of the transactions contemplated hereby or otherwise (other the Apportioned Obligations that are apportioned to Buyer pursuant to Section 6.2);

(b)    any Liability of the Seller Parties or their Affiliates for performance under this Agreement or any of the Ancillary Agreements;

(c)    any Liability under any Assigned Contract arising out of facts, circumstances or occurrences existing prior to the Closing Date or relating to any breach, violation or failure to perform that occurred prior to the Closing Date (other than Liabilities in respect of accounts payable or other accruals, for which Section 1.4(g) shall instead apply);

(d)    any Liability under any Real Property Lease that is not a Transferring Real Property Lease;

(e)    any Liability relating to any Debt of the Seller Parties or their Affiliates (other than, for the elimination of doubt, any trade payables or other obligations arising under Assigned Contracts on or following the Closing Date);

(f)    any Liability for any accounts payable or other accruals related to the Business arising prior to the Closing Date;

(g)    any Liability arising out of the Seller Parties’ or their Affiliates’ obligations under or agreements with any Payment Programs (including pursuant to any Provider Agreements);

(h)    any Liability for laboratory testing performance or results, any laboratory or medical malpractice claims or any violation or non-compliance of any Health Care Law arising from the operation of the Business prior to the Closing Date or, for the avoidance of doubt, from the operation of the Excluded Business at any point in time;

(i)    any Liability arising out of or relating to or any Payment Program or any other payor (including Medicare or Medicaid), making any claims or any offsets, withholding funds from Buyer, or requiring Buyer to refund any payments for services rendered on or after the Closing Date, due to overpayments, duplicate payments, fraud, incorrect billing, retroactive denials or for any other reason relating to any action or inaction of the Seller Parties or their Affiliates in connection with the operation of the Business prior to the Closing Date or, for the avoidance of doubt, from the operation of the Excluded Business at any point in time;

(j)    any Liability relating to or arising from a Security Incident occurring prior to the Closing Date;

(k)    any Liability relating to or arising from the Excluded Assets or the Excluded Business;

(l)    any Liability arising under any employee compensation or employee benefit plan adopted by the Seller Parties or their Affiliates including any of the Seller Parent Benefit Plans;

(m)    any Liability relating to, arising from or in connection with Business Employees or former employees of the Business during all time periods prior to and through the Closing, including any severance, change in control or other payments triggered upon termination of employment with any Seller Parties in connection with the transactions contemplated by this Agreement;

(n)    any Liability arising under Environmental Laws or with respect to Hazardous Substances arising from facts, circumstances or conditions, existing, initiated or occurring on or prior to the Closing Date and relating to the Business, the Purchased Assets or any real property currently or formerly owned, operated, used or leased by the Seller Parties or their Affiliates;

(o)    any Liability of the Seller Parties or their Affiliates arising from or relating to violation of the Intellectual Property rights of any Person;

(p)    any Liability arising out of, related to, or in connection with, any litigation brought by any stockholder of Seller Parent or derivatively in the name of Seller Parent;

(q)    all Liabilities related to any Action or the defense, settlement or other disposition of any Action occurring prior the Closing Date; or

(r)    any other Liability of the Seller Parties or their Affiliates that is not specifically included as an Assumed Liability.

1.5    Closing Purchase Price and Earnout Consideration.

(a)    Closing Purchase Price. Subject to the terms and conditions of this Agreement, at the Closing, as consideration for the Purchased Assets, Buyer shall pay to Seller the sum of One Hundred Ninety-Two Million, Five Hundred Thousand Dollars ($192,500,000) (the “Fixed Purchase Price”). At the Closing, Buyer shall pay the Fixed Purchase Price minus the Escrow Deposit (the “Closing Purchase Price”) by wire transfer in immediately available funds to a bank account designated in writing by Seller no later than three Business Days prior to the Closing Date. Buyer shall deposit the Escrow Deposit in accordance with Section 1.9.

(b)    Earnout Consideration.

(i)    Certain Definitions. For purposes of this Agreement, the following definitions apply:

(A)    “Earnout Customers” means the customer accounts set forth on Schedule 1.5(b)(i)(A).

(B)    “Earnout Customer Revenue” means the (I) average monthly Net Revenue attributable to the Business recognized by Buyer (or its Affiliates) during the Earnout Period for the Earnout Customers multiplied by (II) twelve (12).

(C)    “Earnout Payment” means an amount equal to the product of (I) the difference between (a) the Earnout Customer Revenue minus (b) the Shared Customer Revenue, if such difference is a number greater than zero, multiplied by (II) 1.94; provided that such amount shall not exceed Thirty-Two Million Five Hundred Thousand Dollars ($32,500,000).

(D)    “Earnout Period” means the period beginning on the first day of the calendar month following the Closing Date and the date that is six (6) months following such date.

(E)    “Net Revenue” defined as gross revenue less anticipated contractual allowance and in accordance with GAAP and consistent with the accounting policies of Labcorp Holdings Inc. (“Buyer Parent”) applied to Buyer Parent’s Diagnostics Laboratories segment, as set forth in Buyer Parent’s audited financial statements filed by Buyer Parent with the U.S. Securities and Exchange Commission.

(F)    “Shared Customer Account” means Earnout Customers that generated revenue for Buyer or its Affiliates during the six month period prior to Closing, as set forth on Schedule 1.5(b)(i)(F), which schedule shall be delivered by Buyer at Closing and may be updated by Buyer in good faith to address any inaccuracies or omissions on such Schedule 1.5(b)(i)(F) at any point up to and until the commencement of the Review Period.

(G)    “Shared Customer Revenue” means (I) the average monthly Net Revenue generated for Buyer or its Affiliates from a Shared Customer Account during the six month period prior to Closing multiplied by (II) twelve (12).

(ii)    If the Closing occurs, as additional consideration for the transactions contemplated hereby, Seller shall be entitled to receive the Earnout Payment when and if required to be paid in accordance with the provisions of this Agreement.

(c)    Procedures Applicable to the Determination of the Earnout Payment:

(i)    On or before the date that is forty-five (45) days after the last day of the Earnout Period, Buyer shall prepare and deliver to Seller a written statement (the “Earnout Statement”) setting forth in reasonable detail Buyer’s determination of: (i) Earnout Customer Revenue on an aggregate basis and for each Earnout Customer, (ii) Shared Customer Revenue on an aggregate basis and for each Shared Customer Account and (iii) the Earnout Payment (collectively, the “Calculations”). Failure of Buyer to timely deliver the Earnout Statement shall not, in and of itself, be deemed to indicate that Seller is entitled to the Earnout Payment.

(ii)    Seller shall have forty-five (45) days after receipt of the Earnout Statement (the “Review Period”) to review the Earnout Statement and the Calculations set forth therein. During the Review Period, Buyer shall provide Seller and its advisors with access during normal business hours to the Business’ books, records and any other documents or information reasonably requested by Seller reasonably related to the Calculations, and Buyer shall, upon reasonable prior notice and solely for purposes related to the determination of the Earnout Statement, the Calculations and the Earnout Payment, make reasonably available to Seller relevant personnel of Buyer and Buyer Parent who were involved in Buyer’s preparation of the Earnout Statement and the Calculations. Prior to the expiration of the Review Period, Seller may object to any Calculation set forth in the Earnout Statement by delivering a written notice of objection (the “Calculation Objection Notice”) to Buyer, and such Calculation Objection Notice shall represent all objections of Seller with respect to the Calculations. The Calculation Objection Notice shall specify the items in the Earnout Statement disputed by Seller, shall describe in reasonable detail the basis for such objection and the amount in dispute and shall provide reasonable supporting documentation to the extent in Seller’s possession.

(iii)    If Seller fails to deliver a Calculation Objection Notice to Buyer prior to the expiration of the Review Period, the Calculations set forth in the Earnout Statement shall be final and binding on Buyer and Seller. If Seller delivers a Calculation Objection Notice to Buyer prior to the expiration of the Review Period, then Buyer and Seller shall discuss the Calculations and negotiate in good faith for up to thirty (30) days after delivery of the Calculation Objection Notice (the “Discussion Period”) to resolve the disputed items and agree upon the resulting amount of the Earnout Payment. If Buyer and Seller are unable to resolve the disputed items set forth in the Calculation Objection Notice prior to the expiration of the Discussion Period, then they shall jointly retain the CPA Firm, which, acting as an expert and not as an arbitrator, shall determine, on the basis set forth herein and in accordance with this Section 1.5, and only with respect to those items specifically described in the Calculation Objection Notice on which Buyer and Seller have not agreed, whether and to what extent, if any, the Earnout Payment requires adjustment. Buyer and Seller shall instruct the CPA Firm to deliver its written determination to Buyer and Seller no later than sixty (60) days after submission of the matter to the CPA Firm for resolution. Promptly after the retention of the CPA Firm, Buyer shall specify in writing to the CPA Firm and Seller the amount of Buyer’s computation of the Earnout Payment (“Buyer’s Position”), and Seller shall specify in writing to the CPA Firm and to Buyer the amount of its computation of the Earnout Payment (the “Seller’s Position”). The CPA Firm’s determination shall be conclusive and binding upon Buyer and Seller. In resolving any disputed item, the CPA Firm may not assign a value to any disputed item that is greater than the greatest value claimed by Buyer or Seller at the time the CPA Firm is retained or less than the smallest value claimed for the disputed item by Buyer or Seller at such time. The scope of the dispute(s) to be resolved by the CPA Firm shall be limited to whether the calculation of the Earnout Payment was done in a manner that was mathematically accurate and applied only the provisions and definitions of this Agreement applicable to the Earnout Payment and the Calculations, in each case as set forth in Section 1.5(b), and the CPA Firm is not permitted to make any other determination unless jointly requested in writing by Buyer and Seller. The fees and disbursements of the CPA Firm (collectively, the “Earnout Payment Dispute Expenses”) shall be borne (i) by Seller in that proportion equal to a fraction (expressed as a percentage) the numerator of which is equal to Seller’s Position minus the Earnout Payment determined by the CPA Firm, and the denominator of which is equal to Seller’s Position minus Buyer’s Position and (ii) by Buyer in that proportion equal to a fraction (expressed as a percentage) equal to one (1) minus the fraction described in clause (i). For example, if Seller’s Position is that the Earnout Payment should be $150,000 and the Buyer’s Position is that the Earnout Payment should be $100,000, the CPA Firm determines that the Earnout Payment should be $130,000 and the Earnout Payment Dispute Expenses are $10,000, then (i) Seller shall pay $4,000 (40%) of the Earnout Payment Dispute Expenses and (ii) Buyer shall pay $6,000 (60%) of the Earnout Payment Dispute Expenses. Buyer and Seller shall cooperate with the CPA Firm during its resolution of the disagreement and make readily available to the CPA Firm all relevant personnel involved in the preparation of the Earnout Statement, the Calculations or the Calculation Objection Notice, as applicable, and any books and records reasonably related to the amounts set forth in the Earnout Statement and the Calculation Objection Notice and all other items reasonably requested by the CPA Firm in connection therewith.

(d)    Upon final determination of the Earnout Payment in accordance with Section 1.5(c), Buyer shall promptly, but no later than five (5) Business Days after such final determination, pay the Earnout Payment, if any, to Seller, by wire transfer of immediately available funds into an account designated in writing by Seller.

(e)    The parties hereto hereby acknowledge and agree that (i) nothing in this Agreement shall be deemed to limit the freedom of Buyer or any of its Affiliates to operate the Business as Buyer sees fit in its discretion; (ii) any Earnout Payment that may be payable pursuant to this Agreement depends upon, among other things, the future performance of the Business and market conditions, and that neither Buyer nor any of its Affiliates have made or are making, and the Seller Parties have not relied and are not relying on, any representations, warranties or statements (whether contractual or extra-contractual) regarding the current or future performance, probable success or profitability of the Business or market conditions, any other forward-looking statements, projections or forecasts; and (iii) nothing contained herein guarantees that Seller shall receive an Earnout Payment. Notwithstanding the foregoing, during the Earnout Period, Buyer shall not, and shall cause its Affiliates (including Buyer Parent) not to take (x) any action with the primary intent to avoid or reduce the Earnout Payment or (y) any action in bad faith that would reasonably be expected to avoid or reduce the Earnout Payment. For the avoidance of doubt, any disputes related to this Section 1.5(e) shall be excluded from the scope of CPA Firm review contemplated by Section 1.5(c) and resolved in accordance with Section 11.8 or such other alternative mediation or arbitration procedures as the parties may mutually agree.

(f)    Each party hereto shall, and shall arrange that their respective accountants, assistants and other advisers shall, keep all information and documents provided to them in connection with the Calculations and any Calculation Objection Notice, Review Period and/or Discussion Period confidential and shall not (except as may be required by applicable Law) use the same for any purpose other than in connection with the Earnout Payment and any proceeding to resolve any dispute regarding the Earnout Payment.

1.6    Closing. On the terms and subject to the conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall occur electronically through the exchange of documents and signatures (a) on the third (3rd) Business Day following the day on which the last of the conditions to the Closing set forth in Article VII and Article VIII are satisfied or waived (other than those requiring the delivery of a certificate or other document or the taking of other action at the Closing, and subject to the satisfaction or written waiver of such conditions at the Closing) or (b) at such other time, date and place as Buyer and Seller may mutually agree. The date on which the Closing occurs is referred to herein as the “Closing Date.” The Closing shall be deemed to be effective among the parties as of 12:01 a.m. (U.S. Eastern Time) on the Closing Date.

1.7    Closing Deliverables. At the Closing:

(a)    Seller Parent and Seller shall deliver or have delivered to Buyer the following:

(i)    an Assignment Agreement and Bill of Sale in form and substance mutually acceptable to Buyer and Seller (the “Assignment Agreement”), duly executed by Seller Parent, Seller and their applicable Affiliates;

(ii)    an IP Agreement in substantially the form of Exhibit B (the “IP Agreement”), duly executed by Seller Parent;

(iii)    a Transition Services Agreement, duly executed by each of Seller and Seller Parent;

(iv)    an Escrow Agreement in substantially the form attached hereto as Exhibit D (the “Escrow Agreement”), duly executed by Seller;

(v)    copies of all Consents and Approvals obtained by the Seller Parties as of the Closing Date in connection with consummation of the transactions contemplated hereby;

(vi)    the certificate required to be delivered by Seller pursuant to Section 7.1;

(vii)    a certificate, from the secretary of each of Seller Parent and Seller, dated as of the Closing Date, certifying as to the resolutions adopted by the board of directors and stockholders or members of Seller Parent or Seller, as applicable, authorizing the execution and delivery of Agreement and completion of the transactions contemplated hereby, and the incumbency of certain officers of Seller Parent and Seller, as applicable;

(viii)    a certificate in a form reasonably acceptable to Buyer from the chief information security officer of Seller or Seller Parent, dated as of the Closing Date, certifying to the satisfaction of the condition contained in Section 7.4; and

(ix)    a duly executed IRS Form W-9 from each of the Seller Parties.

(b)    Buyer shall:

(i)    pay and deliver to Seller an aggregate amount equal to the Closing Purchase Price by wire transfer of immediately available funds to a bank account (or bank accounts) designated in writing by Seller at least two (2) Business Days prior to the Closing;

(ii)    pay and deliver to the Escrow Agent the Escrow Deposit, by wire, transfer of immediately available funds to an account or accounts designated in writing by the Escrow Agent at least two (2) Business Days prior to the Closing, to be held, released or disposed of by the Escrow Agent in accordance with the terms of this Agreement and the Escrow Agreement;

(iii)    deliver to Seller the Assignment Agreement, duly executed by Buyer;

(iv)    deliver to Seller the IP Agreement, duly executed by Buyer;

(v)    deliver to Seller the Transition Services Agreement, duly executed by Buyer;

(vi)    deliver to Seller and the Escrow Agent the Escrow Agreement, duly executed by Buyer;

(vii)    deliver to Seller the certificate required to be delivered by Buyer pursuant to Section 8.1;

(viii)    deliver to Seller copies of the resolutions adopted by the board of directors of Buyer, certified as of the Closing Date by the Secretary of Buyer, approving the execution and deliver of this Agreement and the performance of its obligations hereunder; and

(ix)    deliver to Seller copies of the resolutions adopted by the board of directors of Buyer, certified as of the Closing Date by the Secretary of Buyer, approving the execution and delivery of this Agreement and the performance of its obligations hereunder.

1.8    Allocation of Purchase Price.

(a)    The Closing Purchase Price plus the Assumed Liabilities (to the extent treated as consideration paid by Buyer for applicable Tax purposes) shall be allocated among the Purchased Assets for tax reporting purposes (the “Purchase Price Allocation”) in accordance with Section 1060 of the Code and the Treasury Regulations thereunder as set forth in Schedule 1.8 attached hereto (the “Final Allocation Schedule”).

(b)    If a Final Allocation Schedule has been agreed and the consideration for the Purchased Assets is subsequently adjusted pursuant to the provisions of this Agreement (whether as a result of any indemnification payment, any payment from the Escrow Account, any payment of the Earnout Payment, or otherwise) then Buyer shall adjust the Final Allocation Schedule to reflect such adjustment in accordance with the nature of each such adjustment and in a manner consistent with Section 1060 of the Code and the regulations thereunder and shall deliver the Final Allocation Schedule as so revised to Seller. Any adjustment(s) to the Final Allocation Schedule shall be final unless Seller objects in writing within 30 days of the delivery of the notification of any adjustment(s) to the Purchase Price Allocation. In the event of an objection, Buyer and Seller shall work cooperatively to reach mutual agreement on any adjustment(s) to the Purchase Price Allocation. In the event that Buyer and Seller are unable to reach mutual agreement, the parties shall be entitled to allocate the Closing Purchase Price and Assumed Liabilities to the extent treated as consideration for U.S. federal tax purposes to the Purchased Assets in such manner as each independently determines is reasonable, and there shall be no revised Final Allocation Schedule.

(c)    If a Final Allocation Schedule has been agreed, Seller and Buyer and their respective Affiliates shall report, act and file all Tax Returns, forms or reports (including IRS Form 8594) in all respects and for all purposes consistent with the Purchase Price Allocation (as such Final Allocation Schedule may be adjusted and if agreed pursuant to Section 1.8(b)). If a Final Allocation Schedule has been agreed, neither Buyer nor Seller shall take any position in any Tax matter (whether in audit, Tax Returns or otherwise with any Governmental Authority) that is inconsistent with such allocation unless required to do so by applicable Law.

1.9    Escrow. Effective as of the Closing, Seller and Buyer shall enter into the Escrow Agreement with the Escrow Agent. In accordance with the terms of the Escrow Agreement, Buyer shall deposit, at Closing, the Escrow Deposit which shall be held to secure the indemnification obligations of Seller set forth in Article X. The Escrow Deposit, plus any interest or earnings thereon (which shall be the property of the party to which a disbursement from the Escrow Account is made), shall each be managed and paid out by the Escrow Agent after the Closing in accordance with the terms of this Agreement and the Escrow Agreement. In the event that any payments are to be made from the Escrow Account pursuant to this Agreement, each of Buyer and Seller agrees to take all actions reasonably necessary to cause each such payment to be made pursuant to the Escrow Agreement, including by delivering executed written instructions to the Escrow Agent and directing the Escrow Agent to make such payment.

1.10    Withholding. Notwithstanding anything to the contrary contained herein, Buyer and its agents shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, such amounts as are required to be deducted or withheld with respect to the making of such payment under any applicable Tax Laws. Any amounts so deducted or withheld shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made. Notwithstanding the foregoing, if Buyer determines that an amount is required to be deducted and withheld with respect to any amounts payable, Buyer shall use commercially reasonable efforts to provide the recipient with at least three (3) Business Days advance written notice of its intent to deduct and withhold and Buyer shall cooperate in good faith with the recipient to eliminate or reduce the basis for and amount of such deduction or withholding to the extent reasonably practicable (including providing the recipient with a reasonable opportunity to provide forms or other evidence that would exempt such amounts from withholding). Buyer or its paying agent shall timely remit any amounts withheld or deducted pursuant to this Section 1.9 to the applicable Taxing Authority.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER AND SELLER PARENT

Except as set forth in the schedules delivered by Seller and Seller Parent to Buyer concurrently with the execution of this Agreement, which schedules shall reference the specific sections of this Article II to which such schedules relate (collectively, the “Disclosure Schedules”) (provided that any information, fact or condition disclosed in any section of the Disclosure Schedules shall be deemed to be an exception to other sections of the Disclosure Schedules to the extent the relevance of such exception to such other sections is reasonably apparent on the face of such disclosure), each of Seller and Seller Parent, as applicable, represents and warrants to Buyer as of the date hereof and as of the Closing Date (or, to the extent such schedule is updated pursuant to Section 4.20(a), as of the date of such periodic update):

2.1    Organization and Good Standing. Seller Parent is a Delaware corporation validly existing and in good standing under the laws of the State of Delaware. Seller is a limited liability company validly existing and in good standing under the laws of the State of Delaware. Each of the Seller Parties has the requisite power and authority to own, lease and operate its properties and assets, including the Purchased Assets, and to carry on the Business as now being conducted.

2.2    Authority. Each of Seller and Seller Parent has the requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is, or will be, a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Seller and Seller Parent of this Agreement and the Ancillary Agreements to which it is, or will be, a party, the performance by each of Seller and Seller Parent of its obligations hereunder and thereunder and the consummation by each of Seller and Seller Parent of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate or limited liability company action (as applicable), and no other action, or approval on the part of Seller or Seller Parent or the stockholders of Seller Parent is necessary to authorize this Agreement or the Ancillary Agreements or to consummate the transactions contemplated hereby or thereby. The Purchased Assets do not, and at Closing will not, constitute all or substantially all of the assets of Seller Parent. This Agreement has been duly executed and delivered by each of Seller and Seller Parent and, assuming the due authorization, execution and delivery thereof by Buyer, constitutes the legal, valid and binding obligation of Seller and Seller Parent, enforceable against Seller and Seller Parent in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). When each other Ancillary Agreement to which Seller and Seller Parent are or will be a party has been duly executed and delivered by Seller and Seller Parent, as applicable (assuming due authorization, execution and delivery by each other party thereto), each such Ancillary Agreement will constitute a legal, valid and binding obligation of Seller and Seller Parent, as applicable, enforceable against Seller and Seller Parent in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally or by general equity principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

2.3    No Conflict; Required Filings and Consents.

(a)    Neither Seller nor Seller Parent is in default under or in violation or breach of any provision of its Organizational Documents, in each case as amended or restated. Seller is not in material default under or in material violation of any provision of any Assigned Contract to which it is a party or Assigned Contract by which it or any of its properties or assets is bound and which is material to the Business, the transactions contemplated hereby, or Buyer’s possession or use of the Purchased Assets in the ordinary course of business, and except as disclosed on Section 2.3(a) of the Disclosure Schedules, neither Seller nor Seller Parent has received any written notice that any Seller Party is in default or violation thereunder.

(b)    The execution and delivery of this Agreement and the Ancillary Agreements by each of Seller and Seller Parent do not, and the performance of this Agreement and the Ancillary Agreements by Seller and Seller Parent and the consummation of the transactions contemplated hereby or thereby will not (with or without notice or lapse of time): (i) conflict with or violate the Organizational Documents, in each case as amended or restated, of Seller or Seller Parent, (ii) subject to receipt of all required approvals, or the expiration of the applicable waiting periods, under all Antitrust Laws applicable to the transactions contemplated hereby, conflict with or violate, in any material respect, any Law or Order issued by a Governmental Authority in effect as of the Agreement Date and applicable to Seller, Seller Parent, the Business, the Assumed Liabilities or the Purchased Assets or (iii) except as set forth in Section 2.3(b) of the Disclosure Schedules, conflict with, result in any violation or breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration, first refusal, first offer or cancellation of, or require payment under, or require any notice or consent under, any of the Assigned Contracts, or result in the creation or imposition of any Encumbrance (other than Permitted Encumbrances) on any of the Purchased Assets.

(c)    Except (i) as disclosed on Section 2.3(c) of the Disclosure Schedules, and (ii) the pre-merger notifications requirements under Antitrust Laws, the execution and delivery of this Agreement and the Ancillary Agreements by Seller and Seller Parent do not, and the performance of this Agreement and the Ancillary Agreements by Seller and Seller Parent and the consummation of the transactions contemplated hereby and thereby will not require Seller or Seller Parent obtain any Consent, Permit or order of, make any filing with or notification to, or procure other action by, any Person based on any Laws.

2.4    International Trade and Anti-Corruption. During the past five (5) years, and except as set forth on Section 2.4 of the Disclosure Schedules:

(a)    The Business has not violated any Export and Import Law or Sanctions, or made a voluntary disclosure with respect to any violation of any Export and Import Law or Sanctions. To Seller’s Knowledge, there have been no actions, conditions or circumstances pertaining to the Business’ import or export transactions (or the provision/receipt of services) that would reasonably be expected to give rise to an Action against the Business. The Business has prepared and timely applied for all licenses and authorizations required under any Export and Import Law or Sanctions for the conduct of its business, and the Business has been in compliance with the terms of such licenses and authorizations. Neither the Business nor any director or officer of a Seller Party or, to Seller’s Knowledge, any employee, agent, Representative or consultant of the Business is or has been a Person with whom transactions are prohibited or limited under any applicable Sanctions and Export and Import Laws. No product, service or financing provided by the Business has been, directly or indirectly, provided to, sold to or performed for or on behalf of a national of, or Persons located or ordinarily resident in, the Crimea region of Ukraine, Cuba, Iran, North Korea, Syria, or since February 21, 2022, the self-proclaimed Donetsk People’s Republic or Luhansk People’s Republic regions of Ukraine (collectively, the “Comprehensively Sanctioned Jurisdictions”) or any other country, region or Person against which the United States, or any applicable non-U.S. Governmental Authority, maintains, or has maintained at the time of relevant activity, Sanctions. The Business has not otherwise engaged in any transaction nor otherwise dealt, directly or indirectly, with any of the Comprehensively Sanctioned Jurisdictions.

(b)    No Sanctions-related, export-related or import-related, investigation or inquiry is or has been pending or threatened against the Business or any employee or agent of the Business (in such Person’s capacity as an employee or agent of the Business) by or before (or, in the case of a threatened matter, that would come before) any Governmental Authority.

(c)    Neither the Business nor any Business Employee has, and, to Seller’s Knowledge, no agent, Representative or consultant of the Business or any other Person while acting for or on behalf of the Business or the Purchased Assets has: (i) directly or indirectly violated any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., the UK Bribery Act of 2010 or any other applicable anti-corruption or anti-bribery law or similar Law (each, an “Anti-Corruption Law”); (ii) directly or indirectly made, offered, promised or authorized any unlawful payment, loan or transfer of anything of value, including any reward, bribe, payoff, influence payment, kickback, rebate, contribution, gift, entertainment, advantage or benefit of any kind, to or for the benefit of any Person, including a Foreign Official, for the purpose of: (A) influencing any act or decision of such Person; (B) inducing such Person to do or omit to do any act in violation of a lawful duty; (C) obtaining or retaining business for or with any Person; (D) expediting or securing the performance of official acts of a routine nature; or (E) otherwise securing any improper advantage; (iii) established or maintained any unlawful fund of corporate monies or other properties; (iv) created or caused the creation of any false or inaccurate books and records of the Business related to any of the foregoing; or (v) been the subject of any actual or threatened investigation, allegation, inquiry or enforcement proceeding by any Governmental Authority regarding any offense or alleged offense under any Anti-Corruption Law, and no event has occurred and no condition or circumstance exists that will or could reasonably be expected to give rise to any such investigation, allegation, inquiry or proceeding.

2.5    Legal Compliance; Licenses; Permits and Registration.

(a)    Section 2.5(a)-1 of the Disclosure Schedules contains a true and complete list of all Permits (including state laboratory licenses, permits required under Environmental Laws, employment Permits, CLIA and DEA certifications and other Permits) necessary for the operation and conduct of the Business, use of any facilities at the Leased Real Property and ownership, lease, operation and use of the Purchased Assets (each, a “Material Permit”). Each Business Employee that is required to have a professional permit or licensure for the performance of his/her duties as an employee of Seller or Seller Parent is duly licensed and registered by the applicable Governmental Authority if required under applicable Law, and is in good standing to engage in the licensed activity, and said permit or registration has not been suspended, revoked or restricted in any manner. Each Material Permit is valid, subsisting and in full force and effect, and the execution and delivery by the Seller Parties of this Agreement and the other Ancillary Agreements, the performance of this Agreement and the other Ancillary Agreements by Seller and Seller Parent and the consummation of the transactions contemplated hereby and thereby, shall not (with or without notice or lapse of time) (i) conflict with or violate, or breach the terms of, or constitute a default (or any event that with notice or lapse of time or both would become a default) under, or give others any rights of termination or amendment under, any Material Permit or (ii) except as set forth on Section 2.5(a)-2 of the Disclosure Schedules, require the consent, approval or act of, waiver from, notice to or the making of any filing with, any Governmental Authority. There is no Action pending or, to the Knowledge of Seller, threatened against the Seller Parties or any of their respective, directors, officers, members, managers or employees that has or would reasonably be expected to result in the revocation, termination, suspension or limitation or restriction of any Material Permits or any professional permit or license held by any such Person for the performance of his or her duties with respect to the Business or the imposition of any fine, penalty or other sanctions for violation of any Law relating to any Material Permit or such permit or license held by any such Person. The Business is in material compliance with the terms of all Material Permits and with all requirements, standards and procedures of the Governmental Authorities that issued them related thereto. Seller has made available to Buyer true, complete and correct copies of all material, non-routine (i) surveys, reports and subpoenas related to any and all certification, licensure or other governmental investigations, inspections, inquiries and audits and summaries of all proficiency test results related to the Business, for the three (3)-year period prior to the date hereof, (ii) written inquiries, notices and subpoenas related to utilization, reimbursement or other audits or investigations by any Governmental Authority or other Person related to the Business for the three (3)-year period prior to the date hereof, (iii) filings related to the Business pursuant to the Stark Law, including any voluntary self-disclosures, as well as pursuant to any similar counterpart state Laws, for the three (3)-year period prior to the date hereof and (iv) all filings made by the Business or any Seller Party related to the Business pursuant to the Clinical Laboratory Improvement Amendments, 42 U.S.C 263a, and all regulations promulgated thereunder (“CLIA”) for the three (3)-year period prior to the date hereof, and all of the materials referenced by clauses (i) through (iv) are described on Section 2.5(a)-3 of the Disclosure Schedules. Seller has not received any Form FDA 483, warning letter, notice of violations, or other written administrative, regulatory or enforcement notice from the U.S. Food and Drug Administration (“FDA”). None of the Purchased Assets are diagnostic tests or laboratory developed tests (“LDT”) that are regulated by the FDA or otherwise marketed under FDA’s current policies and grant of enforcement discretion applied to LDTs, as the case may be.

(b)    Except as disclosed in Section 2.5(b) of the Disclosure Schedules, the Business is not in breach or violation of, or default under, nor has been at any time during the past three (3) years in breach or violation of, or default under, nor has been given written notice or been charged with any breach or violation of, any Law in any material respect (including under any Payment Program), applicable to the Business, the operation thereof and the ownership or use of the Purchased Assets.

(c)    Neither the Business, nor any directors, officers, employees or, to the Knowledge of Seller, agents of the Business have directly or indirectly, overtly or covertly, in violation of any Law (i) made, or agreed to make, any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or transfer of value to any Person (including, in the case of an individual, any family members of such Person and in the case of an entity, any Affiliates of such entity), regardless of form, whether in money, property or services or other remuneration, including (A) to obtain favorable treatment in securing business, (B) to pay for favorable treatment for business secured or (C) to obtain special concessions or pay for special concessions already obtained for or in respect of Seller or (ii) established or maintained any fund or asset that has not been recorded in the books and records of the Business. Other than as set forth on Section 2.5(c) of the Disclosure Schedules, there are no physicians, practice groups or other health care providers who refer testing to Seller and receive distributions or other compensation based in whole or in part on the volume or value of such testing referred by the physician (collectively, the physicians, practice groups and other health care providers on Section 2.5(c) of the Disclosure Schedules).

(d)    Except as disclosed in Section 2.5(d)(i) of the Disclosure Schedules, the Business (i) is certified for participation and reimbursement under Titles XVIII and XIX of the Social Security Act (the “Medicare and Medicaid Programs”) and the TRICARE Program (the Medicare and Medicaid Programs, the TRICARE Program, and such other similar federal, state or local reimbursement or governmental programs for the Business is eligible (including “Federal health care programs” as defined in 42 U.S.C. § 1320a-7b(f)), are referred to collectively as the “Governmental Programs”), (ii) currently participates in each Governmental Program in which it is enrolled pursuant to a provider agreement, if required by the applicable Governmental Program (the “Provider Agreements”) and receives payments from private, non-governmental programs (including any private insurance program) (such private, non-governmental programs are referred to collectively as “Private Programs”), (iii) is, to the Knowledge of Seller, in good standing with the Governmental Programs and material Private Programs and (iv) has, to the Knowledge of Seller, no outstanding overpayments or refunds due to Payment Programs, or asserted by a Payment Program, individually in excess of $75,000, or in the aggregate in excess of $75,000. Except as disclosed in Section 2.5(d)(i)(y) of the Disclosure Schedules, there are no pending, concluded in the last three (3), or, to Knowledge of Seller, threatened proceedings, investigations or audits relating to Seller’s participation in any Payment Program. The Business is not subject to, nor has the Business been subject to in the last three (3) years, any non-routine pre-payment utilization review activities from Governmental Programs. Except as disclosed in Section 2.5(d)(i)(z) of the Disclosure Schedules, no Payment Program is currently requesting or has requested in the last five years or, to Knowledge of Seller, is threatening or in the last three (3) years has threatened, any recoupment, refund or set-off from the Business in excess of $75,000. During the past three (3) years, all billing practices of the Business with respect to all Payment Programs have been in material compliance with all applicable Laws.

(e)    Section 2.5(e) of the Disclosure Schedules lists all financial relationships (whether or not memorialized in writing), including any joint venture, partnership, co-ownership or other arrangement involving any ownership or investment interest, that the Business has had in the last five (5) years, with any individual that, to the Knowledge of Seller, is a Physician who refers or has referred to the Business for laboratory testing (a “Referring Physician”), or family member (including any Immediate Family Member) of a Referring Physician, and all such relationships are in compliance in all material respects with the Anti-Kickback Statute and the Stark Law. For purposes of this Section 2.5(e), the term “financial relationship” has the meaning specified in 42 U.S.C. § 1395nn and the regulations promulgated thereunder.

(f)    Except as set forth in Section 2.5(f) of the Disclosure Schedules, neither the Business nor, to the Knowledge of Seller, any director, manager, member, officer, employee or agent of Seller:

(i)    has been convicted of or charged with any violation of any Laws related to any Governmental Program;

(ii)    has been convicted of or charged with any violation of Laws related to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation or controlled substances; or

(iii)    is excluded, suspended or debarred from participation, or is otherwise ineligible to participate, in any Governmental Program; or has engaged in any conduct that would reasonably be expected to result in (A) debarment under 21 U.S.C. Section 335a or any similar requirement under applicable Laws or (B) exclusion under 42 U.S.C. Section 1320a-7 or any similar requirement under applicable Laws; or has been excluded, suspended or otherwise declared ineligible for U.S. and non-U.S. federal, state, provincial or other healthcare program participation, including without limitation persons identified on the General Services Administration’s List of Parties Excluded from Governmental Programs or the HHS/OIG List of Excluded Individuals/Entities.

(g)    Except as set forth in Section 2.5(g) of the Disclosure Schedules, in connection with the operation of the Business, the Business is not now, and has not during the past three (3) years been, in default or violation of a Health Care Law in any material respects; and

(h)    Except as set forth in Section 2.5(h) of the Disclosure Schedules, to the Knowledge of Seller, there is no civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, proceeding or request for information pending against the Business, where the Business has material Liability (whether actual or contingent), for failure to comply with a Health Care Law.

2.6    Absence of Changes. Since September 30, 2024 through the Agreement Date, (a) Seller and Seller Parent have operated the Business in the ordinary course of business, (b) except as disclosed on Section 2.6 of the Disclosure Schedules, other than in the ordinary course of business, none of Seller or Seller Parent has taken any action that would have required the consent of Buyer under Section 4.3 of this Agreement had such action or failure to act occurred between the Agreement Date and the Closing and (c) no event, occurrence, fact, condition, change, effect or circumstance has occurred which, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect.

2.7    Business Customers, Material Payors; Material Vendors; Business Data.

(a)    Section 2.7(a) of the Disclosure Schedules sets forth (i) a list of the top Business Customers (which Business Customers represent 80% of the revenues of the Business) (“Material Customers”) and (ii) a list of the top twenty (20) payors of the Business (by volume of sales from such payors) and an indication of whether they are in network or out-of-network (“Material Payor”), in each case for each of the fiscal years ended 2023 and 2024 and for the one month ended January 31, 2025. No Seller Party has received any written notice from any Material Payor to the effect that it will, and to the Knowledge of Seller, no Material Payor intends to, cease doing business with or materially diminish the amount or terms (whether related to payment, price or otherwise) of the business that it is currently doing with the Business. No Seller Party has received any written or, to the Knowledge of Seller, other notice from any Material Customer to the effect that it will, and to the Knowledge of Seller, no Material Customer intends to, cease doing business with or materially diminish the amount or terms (whether related to payment, price or otherwise) of the business that it is currently doing with the Business or, after the Closing Date, will be doing with Buyer (whether as a result of the consummation of the transactions contemplated hereby or otherwise). At the Agreement Date and periodically thereafter as set forth in Section 4.20(a), (A) Section 2.7(a)-1 of the Disclosure Schedules accurately sets forth in all material respects, with respect to each Business Customer, the information required by Annex A (such information, the “Customer Cross Reference Data”), (B) Section 2.7(a)-2 of the Disclosure Schedules accurately sets forth in all material respects the information required by Annex B (the “Business Customer Revenue and Volume Schedule”) and (C) Section 2.7(a)-3 of the Disclosure Schedules accurately sets forth in all material respects the name of each Business Customer by practice and the open Standing Orders and Hold Orders attributable to each such practice, as of each such date (including to reflect any new customer accounts gained since the previous date of delivery).

(b)    Section 2.7(b) of the Disclosure Schedules sets forth a list of the top twenty (20) vendors of the Seller (by volume of revenue paid to such suppliers for each of the fiscal years ended 2023 and 2024 and for the one month ended January 31, 2025) (“Material Vendors”). Since January 1, 2023, no Seller Party has received any written notice from any Material Vendor to the effect that any such Material Vendor intends to cease doing business with or materially diminish the amount or terms (whether related to payment, price or otherwise) of the business that it is currently doing with the Business.

(c)    At the Agreement Date and periodically thereafter as set forth in Section 4.20(a), (i) Section 2.7(c)-1 of the Disclosure Schedules accurately sets forth in all material respects certain Business information in the form set forth on Annex C (the “Business Data”), and (ii) Section 2.7(c)-2 of the Disclosure Schedules accurately sets forth in all material respects, with respect to each such Business Customer, the client and patient pricing information of the Business in the form set forth on Annex D with all fields accurately completed in all material respects (such information, the “Test Cross Reference Data”).

(d)    At the Agreement Date, Section 2.7(d) of the Disclosure Schedules accurately sets forth in all material respects the information in the form set forth on Annex E.

2.8    Good Title to and Use of Assets.

(a)    Seller (and not its Affiliates) has sole and exclusive, good and marketable title to, or, in the case of property held by lease under Contract, an exclusive and valid leasehold interest in, and right to use, all of the tangible Purchased Assets, free and clear of any Encumbrances other than Permitted Encumbrances, and, subject to obtaining the Consents set forth in Section 2.3(c) of the Disclosure Schedules, Seller has the authority and right to, and at the Closing, shall, sell, assign, transfer and deliver to Buyer title to the Purchased Assets, free and clear of all Encumbrances, other than Permitted Encumbrances and Encumbrances created by Buyer.

(b)    The Purchased Assets are (to the extent applicable) in good operating condition (ordinary wear and tear excepted) and are adequate for the uses to which they are being put, and none of such tangible Purchased Assets is in need of material maintenance or repairs except for ordinary, routine maintenance and repairs. The Purchased Assets comprise all of the assets, properties, Contracts and rights utilized by the Seller Parties in connection with the conduct of the Business and are sufficient for Buyer to operate the Business following the Closing in substantially in the manner as operated by the Seller Parties prior to the Closing.

2.9    Property.

(a)    Section 2.9(a)-1 of the Disclosure Schedules sets forth a true, complete and correct list (with addresses) of all real property at which the Business operates subject to a lease, sublease, license or other occupancy agreement, including any and all patient service centers used by the Business and any other locations where Testing with respect to the Business is performed, and for each location listed indicates whether the landlord (whether directly or indirectly) (i) is a licensed (active, inactive or retired) Physician, (ii) has an Immediate Family Member who is a licensed (active, inactive or retired) Physician, (iii) is a physician medical practice or group practice (e.g., an entity through which Physicians practice medicine), (iv) is, or is owned by, a hospital, health system, any other health care facility or health care provider or any other entity in a position to generate referrals to the Business or (v) is a publicly traded corporation or a wholly owned subsidiary of a publicly-traded corporation (collectively, the premises at such locations at which the Business operates, the “Leased Real Property”). Except as set forth on Section 2.9(a)-2 of the Disclosure Schedules, Seller (or its applicable Affiliate) has a right to lease, sublease or occupy, and enjoys peaceful and undisturbed possession of the Leased Real Property, and, subject to the terms of the lease (or sublease, or occupancy agreement, as applicable) (collectively, the “Real Property Leases”) demising such Leased Real Property, Seller (or its applicable Affiliate) has the right to assign such right. The Seller Parties have delivered to Buyer a true and complete copy of each Real Property Lease (and, if in Seller’s possession as of the Agreement Date, a copy of the applicable master or prime lease for each subleased location). Except as set forth on Section 2.9(a)-3 of the Disclosure Schedules, with respect to each Real Property Lease: (i) a Seller Party (or its applicable Affiliate) has a valid and enforceable leasehold interest in the Leased Real Property subject to such Real Property Lease; (ii) none of the Seller Parties or any of their Affiliates (as applicable) have received written notice of any existing defaults thereunder by any Seller Party or an Affiliate of a Seller Party (as applicable) that remains outstanding nor, to the Knowledge of Seller, are there any existing defaults by the lessor thereof; (iii) to the Knowledge of Seller, no event has occurred which (with notice, lapse of time or both) would constitute a breach or default thereunder by any Seller Party or their Affiliates (as applicable) or, to the Knowledge of Seller, any other party thereto; (iv) except as set forth in a sublease agreement disclosed in Section 2.9(a)-1 of the Disclosure Schedules, no Seller Party nor its Affiliates (as applicable) have subleased or otherwise granted to any person rights to use, enjoy or occupy any portion of the Leased Real Property subject to such Sublease; (v) to the Knowledge of Seller, there is no pending or threatened (in writing) condemnation or similar proceeding affecting the Leased Real Property and, to the Knowledge of Seller, the Leased Real Property is not subject to any rights of first refusal, first offer, purchase options or rights of occupancy except as set forth in the applicable Real Property Lease; and (vi) no party to such Real Property Lease has exercised any termination or cancellation rights with respect thereto and no party has given written, or to the Knowledge of Seller, other notice of any significant dispute with respect to any Real Property Lease.

(b)    To Seller’s Knowledge, all buildings, structures, fixtures and other improvements located on the Leased Real Property for which Seller or any of its Affiliates (as applicable) is responsible are in good operating condition and repair and free of any material defects, and are adequate for the uses for its intended purposes in the ordinary course of business at such location.

(e)    To the Knowledge of Seller, the Leased Real Property has adequate rights of way and access to public ways and all water, sewer, sanitary and storm drain facilities, community services and all public utilities necessary for the construction, use, occupancy, operation and maintenance for its intended purposes in the ordinary course of business consistent with past practice and other uses as currently conducted at such portion of such property. No Seller Party has received any notice from any utility company or municipality of any fact or condition which could result in the discontinuation of presently available or otherwise necessary sewer, water, electric, gas, telephone or other utilities or services for the Leased Real Property.

(f)    After giving effect to capital expenditures currently budgeted or being undertaken by the Seller Parties, all material improvements and fixtures on all the Leased Real Property, and all material machinery, equipment and other tangible property owned or leased to the Seller Parties as of Agreement Date, are in all material respects in good operating condition, except for ordinary wear and tear and obsolescence.

2.10    Material Contracts.

(a)    Section 2.10(a) of the Disclosure Schedules sets forth a true, complete and correct list (subsections of the Disclosure Schedules are numbered to correspond to the subsections of this Section 2.10(a)) of all of the following Contracts to the extent such Contracts are exclusively used in the Business, or will otherwise be Assigned Contracts, and to which a Seller Party or any of its Affiliates is a party (collectively “Material Contracts”):

(i)    all Contracts that relate to equipment or personal property located at the Transferring Real Property, the purchase or sale of inventory, accounts receivable, raw materials, commodities, supplies, goods, products, or for the furnishing or receipt of services, in each case, the performance of which will extend over a period of more than six (6) months following the Agreement Date or that involve payments to or from Seller reasonably expected to be in excess of $75,000 in any one calendar year;

(ii)    all Contracts with Material Customers or any other customers of the Business, Material Payors or Material Vendors that involve payments to or from a Seller Party or its Affiliate reasonably expected to be to be in excess of $75,000 in any one calendar year;

(iii)    all Contracts with other service providers (other than employees, consultants, or individual independent contractors) related to the collection of laboratory tests and forwarding such results for Testing, that involve payments to or from a Seller Party anticipated to be in excess of $75,000 in any one calendar year;

(iv)    any Contracts with any vendor that provides services relating to billing, coding and/or reimbursement;

(v)    all Contracts with IOPs (each of which agreements describes the services being provided by the IOP);

(vi)    all Contracts pursuant to which Seller or its Affiliate (x) licenses any Intellectual Property to another Person and (y) licenses any Intellectual Property from another Person, except for agreements pertaining to commercially available, mass-market software, licenses that are merely appurtenant to Contracts for purchased or leased equipment to permit the intended use of such equipment, or licenses granted to customers, contractors, consultants, or vendors in the ordinary course of business;

(vii)    the Real Property Leases;

(viii)    any Contracts relating to the acquisition or disposition of (A) any business of Seller (whether by merger, consolidation or other business combination, sale of securities, sale of assets or otherwise), (B) any material asset of the Business other than in the ordinary course of business, or (C) a series or group of related transactions or events of the type specified in clauses (A) and (B) above;

(ix)    any Contract that is a partnership, limited liability company, or joint venture agreement with another Person;

(x)    any material Contract under which a Seller Party has permitted any Purchased Asset to become subject to any Encumbrance, except Permitted Encumbrances;

(xi)    any Contracts under which a Seller Party or its Affiliate is, or may become, obligated to incur any material severance pay or special compensation obligations which would become payable, increased or accelerated by reason of this Agreement or the transactions contemplated hereby;

(xii)    any collective bargaining agreement or other agreement with a labor union;

(xiii)    any Contracts providing for annual payments providing for the employment or consultancy with an individual on a full-time, part-time, consulting or other basis or otherwise providing compensation or other benefits to any officer, director, employee or consultant (other than an Employee Benefit Plan); provided any aforementioned Contract related to employment shall be in excess of $100,000 per year;

(xiv)    any agency, dealer, distributor, sales representative, marketing or other similar agreement providing for payments in excess of $75,000 in any calendar year;

(xv)    except as entered into in the ordinary course of business, any warranty Contract with respect to products sold or indemnity agreements with any supplier or customer to the Business under which a Seller Party or its Affiliate is obligated to indemnify such supplier or customer against product liability claims;

(xvi)    any material Contract with any Governmental Authority;

(xvii)    all Contracts subjecting the Business to non-competition or other similar material restrictions on its ability to conduct the Business anywhere in the world, containing any material exclusivity, “most favored customer,” or other similar restrictions on any party thereto, or pursuant to which the Business has the benefit of material non-competition, confidentiality or other similar restrictions by another Person;

(xviii)    all other Contracts included in the Assigned Contracts that involve payments to or from a Seller Party or its Affiliate reasonably expected to be in excess of $100,000 in any one calendar year or the performance of which involves consideration in excess of $500,000 over the life of such Contract; and

(xix)    any Contract that represents any commitment or agreement to enter into any of the foregoing.

(b)    Except as set forth in Section 2.10(b) of the Disclosure Schedules, none of the Material Contracts materially limit any Seller Party or any assignee thereof in any way from competing anywhere or from soliciting any Person a customer, client, payor or employee, or require Seller to refer any Testing to any third party. Each Material Contract is in full force and effect, and enforceable against Seller in accordance with its terms, and, to the Knowledge of Seller, the other parties thereto, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). No Seller Party is in material breach or default (with or without notice or lapse of time, or both) under any Material Contract and, to the Knowledge of Seller, no other party to any of the Material Contracts has materially breached or defaulted thereunder or has repudiated any provision thereof. The Seller Parties have made available to Buyer true and complete copies of all written Material Contracts. To the Knowledge of Seller, no event has occurred or circumstance exists that (with or without notice or lapse of time, or both) would result in a material breach of, or give a Seller Party or other Person the right to declare a material default or exercise any remedy under, or accelerate the maturity or performance of or payment under, or cancel, terminate or modify, any Material Contract. As of the Closing, the Seller Parties will have made all required payments under leases included in the Material Contracts, unless validly waived or otherwise satisfied. The Seller Parties have made available to Buyer true, accurate and complete copies of all written Material Contracts, together with all amendments thereto.

(c)    Except as set forth on Section 2.10(c) of the Disclosure Schedules, neither Seller nor Seller Parent has, and to the Knowledge of Seller, no party to any Material Contract has, exercised any termination rights with respect thereto.

2.11    Bankruptcy. No Seller Party nor the Business (a) is in receivership or dissolution, (b) has made any assignment for the benefit of creditors, (c) has admitted in writing its inability to pay its debts as they mature, (d) has been adjudicated as bankrupt or (e) has filed a petition in voluntary bankruptcy, a petition or answer seeking reorganization or an arrangement with creditors under federal bankruptcy Law or any other similar Law of the United States or any state thereof, nor has any such petition been filed against any Seller Party.

2.12    Insurance. Section 2.12 of the Disclosure Schedules sets forth a true, complete and correct list and description (showing type, number, insurer name and date of expiration) of all current insurance policies or binders, including policies by which the Business, any of the Purchased Assets or Business Employees are insured, and any fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, fiduciary liability and other casualty and property insurance maintained by Seller Parent or its Affiliates relating to the Business, any of the Purchased Assets, or Business Employees (collectively, the “Insurance Policies”). The description includes for each Insurance Policy the type of policy, policy number, name of insurer and date of expiration. The Seller Parties have made available to Buyer true, accurate and complete copies of all Insurance Policies, in each case, as amended or otherwise modified and in effect. Each Insurance Policy is in full force and effect on the Agreement Date and all premiums due on such Insurance Policies have been paid. There are no claims related to the Business, any of the Purchased Assets, or Business Employees pending under any such Insurance Policies as to which coverage has been denied or disputed and during the past three (3) years no insurer has denied or disputed (or otherwise reserved its rights with respect to) the coverage of any claim pending under any Insurance Policy or, to Knowledge of Seller, has threatened in writing to cancel any Insurance Policy with respect to the Business. Neither Seller Parent nor its Affiliates are in default, in any material respect, with respect to its obligations under any Insurance Policy relating to the Business, any of the Purchased Assets, or Business Employees maintained by it, and Seller Parent has not been denied insurance coverage or been subject to any gaps in insurance coverage with respect to the Business, any of the Purchased Assets, or Business Employees in the last two (2) years. Neither Seller Parent nor any of its Affiliates have received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Insurance Policies. Neither Seller Parent nor any of its Affiliates have any self-insurance or co-insurance programs relating to the Business, any of the Purchased Assets, or Business Employees.

2.13    Litigation; Governmental Orders.

(a)    Except as disclosed on Section 2.13(a)-1 of the Disclosure Schedules, there is no Action pending or threatened in writing, or, to the Knowledge of Seller, otherwise, against Seller, the Business, or any Business Employee or any manager, director or officer of Seller (in their capacity as such). Except as disclosed on 2.13(a)-2 of the Disclosure Schedules, there is no Action which the Business presently intends to initiate. Except as described on Section 2.13(a)-3 of the Disclosure Schedules, no Seller Party is subject to any arbitration proceedings under collective bargaining agreements related to the Business.

(b)    Except as disclosed on Section 2.13(b) of the Disclosure Schedules, no Order by a Governmental Authority is, or in the last three (3) years has been, issued or, to the Knowledge of Seller, is threatened which is applicable to the Business or the Purchased Assets, nor any unsatisfied judgments or awards against, relating to or affecting the Business or the Purchased Assets.

2.14    Brokers or Finders. No agent, finder, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee, agent’s commission or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement or the Ancillary Agreements, based upon arrangements made by or on behalf of the Seller Parties or any of their Affiliates, for which Buyer or any of its Affiliates could have any liability or responsibility whatsoever.

2.15    Privacy and Data Security; Information Technology.

(a)    Each Seller Party has been during the past five (5) years and is in compliance in all material respects with Information Privacy and Security Laws. Each of the Seller Parties has been during the past five (5) years and is in material compliance with (i) the terms of all Contracts to which it is a party relating to Personal Information privacy, security or breach notification (including provisions that impose conditions or restrictions on the receipt, collection, monitoring, maintenance, creation, transmission, processing, use, analysis, disclosure, storage, transfer or disposal and security of Personal Information); (ii) the Privacy Policies; (iii) each approval, consent, ratification, permission, waiver, order or authorization received by Seller from any Governmental Authority relating to the privacy or security of Personal Information received, collected, created or maintained by Seller; (iv) to the extent applicable to Seller, PCI DSS v4.0; and (v) assuming that the applicable consent was validly obtained or given by the third party providing such consent to Seller, the terms of all consents and authorizations that apply to Seller’s receipt, use, processing or disclosure of Personal Information in connection with the Business (collectively as set forth in subsection (v), “PII Consents”). Assuming that the applicable consent was validly obtained or given by the third party providing such consent to Seller, Seller has all necessary PII Consents required under applicable Information Privacy and Security Laws or Contracts binding on Seller to collect, receive, access, transfer, process, use and disclose all Personal Information in connection with the Business. Seller has entered into all agreements it is required to enter into by Information Privacy and Security Laws in connection with the collection, receipt, access, transfer, processing, use and disclosure of Personal Information, including any Business Associate Agreements required by HIPAA (regardless of whether Seller acts as a “covered entity,” “business associate” or “subcontractor” (as each term is defined under HIPAA at 45 C.F.R. § 160.103)) and any data processing agreements or agreements required by the EU General Data Protection Regulation as applicable to the Business, governing the international transfer of Personal Information.

(b)    Seller has established, and is and has been during the past five (5) years in material compliance with, an information security program that: (i) implements commercially reasonable and appropriate administrative, technical and physical safeguards that protect the security, confidentiality and integrity of all IT Assets used to process or store Personal Information and all Personal Information processed or stored thereon; (ii) is designed to prevent unauthorized access, use or disclosure of Personal Information processed or stored in the IT Assets and other Purchased Assets; (iii) materially complies with applicable Information Privacy and Security Laws and industry standards related to the industry in which the Business operates; (iv) is reflected in written policies and procedures that apply to the Business with respect to privacy, data protection, processing, security and the collection and use of IT Assets; (v) reasonably identifies threats to the confidentiality or security of Personal Information and intrusions into IT Assets that Process Personal Information; and (vi) to the extent applicable to the Business, complies with PCI DSS v4.0.

(c)    During the past five (5) years, the Business has not suffered or incurred a “breach”, “breach of unsecured PHI” or “security breach” (or similar terms such as “breach of security of the system”), as defined by applicable Information Privacy and Security Laws, involving any IT Assets, or unauthorized or unlawful acquisition, access, use or disclosure of any Personal Information owned, transmitted, used, stored, received or controlled in connection with the Business impacting 500 or more individuals for which notification to individuals and/or Governmental Authorities is required under any applicable Information Privacy and Security Laws (each, a “Security Incident”). During the past five (5) years the Business has otherwise addressed and satisfactorily remediated every “breach”, “breach of unsecured PHI” or “security breach” in accordance with applicable Information Privacy and Security Laws. During the past five (5) years, there have been no Actions conducted or, to the Knowledge of Seller, asserted, and no Actions are pending, against a Seller Party by any Person (including any Governmental Authority) alleging violation of Information Privacy and Security Laws (including a “breach” (as defined in 45 C.F.R. § 164.402)), and to the Knowledge of Seller, no such Actions have been threatened. During the past five (5) years, Seller has not received any written notices from the U.S. Department of Health and Human Services Office for Civil Rights, Department of Justice, Federal Trade Commission or the Attorney General of any state, or any equivalent foreign Governmental Authority, relating to any such violations. Neither Seller nor Seller Parent is or has been required under any PII Consent to notify any Person and/or any Governmental Authority of the loss, or unauthorized or unlawful access, use or disclosure, of any Personal Information of such Person or Governmental Authority.

(d)    Business Employees who have access to Personal Information have received training with respect to compliance with Information Privacy and Security Laws.

(e)    Seller has performed security risk assessments that materially meet (as applicable): (i) the standards set forth at 45 C.F.R. § 164.308(a)(1)(ii)(A)-(B) and an assessment as required by 45 C.F.R. 164.306(d)(3), taking into account the factors set forth in 45 C.F.R. 164.306(a), (b) and (c) and created and maintained documentation of the foregoing assessments in accordance with 45 C.F.R. 164.316; (ii) all other Information Privacy and Security Laws; and (iii) obligations set forth in Contracts that are binding on Seller (collectively, the “Security Risk Assessments”), and the Seller Parties have implemented reasonable security measures necessary to mitigate or remediate, to reasonable and appropriate levels consistent with prevailing industry standards in which the Business operates and in accordance with HIPAA, all risks and vulnerabilities identified in every Security Risk Assessment as being of “medium”, “high,” “critical” or any similar level of severity.

(f)    The Seller Parties’ (i) collection, storage, processing, transfer, sharing and destruction of Personal Information in connection with the transactions contemplated by this Agreement and (ii) execution, delivery and performance of this Agreement and the Ancillary Agreements, and the consummation of the transactions contemplated hereby and thereby, materially comply with the Seller Parties’ applicable privacy notices and policies and materially comply in all respects with Information Privacy and Security Laws.

(g)    The IT Assets are maintained in reasonably good working condition to perform all computing, information technology and data processing operations reasonably necessary for the operations of the Business. The Seller Parties have taken commercially reasonable steps and implemented commercially reasonable safeguards: (i) to protect the IT Assets from any disabling codes or instructions, spyware, Trojan horses, worms, trap doors, backdoors, Easter eggs, logic bombs, time bombs, cancelbots, viruses or other software or programming routines that permit or cause (or is intended to permit or cause) unauthorized access to, or disruption, impairment, modification, recordation, misuse, transmission, disablement or destruction of, the IT Assets, (ii) maintain the integrity and continued operations of the IT Assets and (iii) to provide for the remote site back up of data and information material to IT Assets (including such data and information that is stored on magnetic or optical media in the ordinary course of business consistent with past practice) in a reasonable attempt to avoid disruption or interruption to the Business. There has been no failure, breakdown or continued substandard performance of any IT Assets that has caused a material disruption or interruption to the operation of the Business.

(h)    Notwithstanding anything to the contrary in this Agreement, this Section 2.15 and Section 2.23(i) contain the sole and exclusive representations and warranties of the Seller Parties with respect to privacy, data security and information technology.

2.16    Tax Matters.

(a)    The Seller Parties have duly and timely filed (or obtained extensions with respect to) all Tax Returns required to be filed on or before the Closing with respect to all applicable Taxes of the Business or that relate to the Purchased Assets or the Assumed Liabilities. All such Tax Returns are true, correct and complete in all material respects. The Seller Parties have paid all material Taxes with respect to the Business or that relate to the Purchased Assets or the Assumed Liabilities due or claimed to be due by any Governmental Authority whether or not shown on any Tax Return and whether or not a Tax Return was required.

(b)    There is no action, suit, proceeding, audit, investigation or claim pending, and there is no unassessed deficiency proposed in writing, in respect of any Taxes of the Business or that relate to the Purchased Assets or the Assumed Liabilities against any Seller Party, nor has any deficiency or claim for any such Taxes been proposed, asserted or assessed in writing or otherwise. The Seller Parties have not consented to any waivers or extensions of any statute of limitations with respect to the collection or assessment of any Taxes of the Business or that relate to the Purchased Assets or the Assumed Liabilities. There is no agreement, waiver or consent providing for an extension of time with respect to the assessment or collection of any Taxes of the Business or that relate to the Purchased Assets or the Assumed Liabilities, and no power of attorney granted by the Seller Parties with respect to any tax matters of the Business or that relate to the Purchased Assets or the Assumed Liabilities is currently in force.

(c)    No Seller Party has received any written notice from a jurisdiction where such Seller Party does not currently file Tax Returns indicating that such filings may be required in such jurisdiction with respect to the Purchased Assets or the Business, or that the Purchased Assets or the Business may otherwise be subject to taxation by such jurisdiction.

(d)    All material amounts required to be withheld with respect to amounts paid or owing to any Person (including from employees for income Taxes and social security and other payroll Taxes) and all material sales and use Taxes, value-added Taxes and ad valorem Taxes (including personal property taxes) in connection with the Business or the Purchased Assets have been collected or withheld and paid or remitted to the applicable Governmental Authorities, and all material Tax Returns required with respect thereto (including IRS Forms W-2 and 1099) have been properly completed and timely filed with the applicable Governmental Authority.

(e)    There are no liens for Taxes (other than liens for Taxes not yet due and payable) upon any of the assets of the Business or the Purchased Assets.

(f)    No Seller Party is a foreign person within the meaning of Section 1445 of the Code.

Notwithstanding anything to the contrary in this Agreement, the representations and warranties in this Section 2.16, Section 2.19 and Section 2.22 shall be the only representations or warranties of Seller Parties in this Agreement with respect to Tax matters. Nothing in this Section 2.16 or otherwise in this Agreement shall be construed as a representation or warranty with respect to the amount or availability in a taxable period (or portion thereof) beginning after the Closing Date of any Tax attributes or Tax filing positions.

2.17    Labor and Employment Matters.

(a)    Seller is not, and has not been in the past three (3) years, a party to any collective bargaining or other similar labor agreement with respect to any Business Employees, nor are there any organizational efforts, such as union organizing campaigns, or labor organization certifications or recognition, with respect to the formation of a new collective bargaining unit presently being made or, to the Knowledge of Seller, threatened involving the Business Employees. There are, and in the past three (3) years have been, no strikes, slowdowns, lockouts, pickets, work stoppages or material labor disputes pending or, to the Knowledge of Seller threatened against Seller with respect to the Business.

(b)    There are, and in the past three (3) years have been no unfair labor practice charges or complaints, or other grievances, against Seller pending or, to Seller’s Knowledge, threatened before the National Labor Relations Board, the Equal Employment Opportunity Commission, the Department of Labor or any other Governmental Authority. Seller is not a party to or otherwise bound by any consent decree with or citation from any Governmental Authority relating to employees or employee practices with respect to the Business.

(c)    Within the past three (3) years, Seller has been in compliance in all material respects with all applicable Employment Laws, to the extent related to Business Employees. Seller operates and has operated the Business for the three (3) years preceding the Agreement Date in compliance in all material respects with all applicable wage and hour Laws. Each Business Employee is (i) a United States citizen, (ii) a United States national, (iii) a lawful permanent resident of the United States or (iv) an alien authorized to work in the United States either specifically for Seller or for any United States employer.

(d)    All Persons employed or engaged by the Business within the past three (3) years as an exempt employee, consultant, independent contractor, or temporary, seasonal or leased employee, have been properly classified as such for all purposes including under all applicable Laws and the Seller Parent Benefit Plans, are not entitled to any compensation or benefits as a result of such misclassification (whether under applicable Law, Seller Parent Benefit Plans or otherwise), were and have been engaged in accordance with all applicable Law and have been treated accordingly and appropriately for all Tax purposes.

(e)    Seller, in the operation of the Business, has paid or made provision for payment of all compensation, including salaries, wages, bonuses and commissions, which are payable to all current and former employees, consultants, independent contractors or temporary, seasonal or leased employees, and other individuals providing services to the Business, accrued through the Closing Date, regardless of whether such Persons are properly classified under applicable Laws.

(f)    Except as set forth on Section 2.17(f)-1 of the Disclosure Schedules, during the last three (3) years, there has been no material Action against Seller relating to the alleged violation of any applicable Employment Laws, including any charge or complaint filed by or before the Equal Employment Opportunity Commission, the U.S. Department of Labor or similar Governmental Authority alleging unlawful discrimination, harassment, retaliation, or material noncompliance with any Employment Laws, or any charge or complaint filed before the National Labor Relations Board, or similar Governmental Authority alleging any unfair labor practice, or any other material Action before any other Governmental Authority alleging non-compliance with any applicable Employment Laws, by Seller. Except as set forth on Section 2.17(f)-2 of the Disclosure Schedules, to the Knowledge of Seller, no such Action has been threatened.

(g)    Except as set forth on Section 2.17(g)-1 of the Disclosure Schedules, Seller is not a party to a settlement agreement, tolling agreement, non-disparagement agreement, confidentiality agreement, non-disclosure agreement, separation agreement, resolution agreement or any contract or provision similar to any of the foregoing, in the prior three (3) years with a current or former officer, Business Employee or independent contractor of the Business that releases and settles specific allegations relating to discrimination (including age, gender, race, religion or any other legally protected category), sexual harassment or sexual misconduct by any officer, executive or supervisory level employee of the Business; provided, that for the sake of clarity, agreements which include releases of general applicability shall not be considered allegations relating to discrimination, harassment or sexual misconduct for purposes of this Agreement. Except as set forth on Section 2.17(g)-2 of the Disclosure Schedules, in the last three (3) years, no allegations, complaints, charges or claims (formal or informal) of discrimination (including age, gender, race, religion or any other legally protected category), sexual harassment, sexual misconduct or similar behavior have been made or, to the Knowledge of Seller, threatened against any officer, director, manager or supervisory-level employee of the Business or any executive level employee of the Business.

(h)    Seller has complied in all material respects with all applicable Laws with respect to the COVID-19 pandemic, have taken commercially reasonable steps to protect Business Employees and independent contractors in the workplace with respect to the COVID-19 pandemic and have not received any written notice asserting any material employment-related liability with respect to the COVID-19 pandemic.

(i)    To Seller’s Knowledge, no regular or leased employee, consultant or independent contractor providing services to the Business is in violation of any material term of any employment or consulting, or any confidentiality, non-competition, non-solicitation or other proprietary rights agreement, or any other contract relating to the right of such Person to be employed by, or provide services to the Business.

(j)    Section 2.17(j)-1 of the Disclosure Schedules lists each of the Business Employees as of the date hereof, including whether such employee works primarily or exclusively for the Business and such employee’s: (i) employee identification number, (ii) job title or position, (iii) location (city, state), (iv) rate of base pay, (v) bonus target, (vi) date of hire, (vii) status as an exempt or non-exempt employee, (viii) status as a full-or part-time employee, (ix) leave of absences status (including expected return date, if known) and (x) work authorization status, if not a citizen or permanent resident, including work authorization expiration date. Section 2.17(j)-2 of the Disclosure Schedules lists all independent contractors and/or consultants currently engaged by the Business to perform services for the Business, the services provided by each individual, their rate of pay, average hours expected to work in a month, their location, the date when they began their assignment with the Business, and the estimated completion date of their services.

2.18    WARN Act. Except as set forth on Section 2.18 of the Disclosure Schedules, Seller has not within the past three (3) years implemented any “relocation,” “plant closing”, “mass layoff,” or “termination” (in each case, as defined in the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar applicable state, local, or foreign Law, rule or regulation (collectively, “WARN”)), or taken any action that, either alone or in the aggregate that will require Buyer or any of its Affiliates to give notice or otherwise comply with WARN on or within ninety (90) days after the Closing.

2.19    Financial Statements.

(a)    Section 2.19 of the Disclosure Schedules sets forth the following financial statements of Seller: (i) the audited consolidated balance sheets of Seller and its Subsidiaries as of December 31, 2023 and 2022 and the related audited statements of income for each of the twelve (12)-month periods then ended, (ii) the unaudited consolidated balance sheet of Seller and its Subsidiaries as of December 31, 2024 and the related unaudited statements of income for each of the twelve (12)-month periods then ended, and (iii) the unaudited consolidated balance sheet of Seller and its Subsidiaries as of January 31, 2025 (the “Balance Sheet Date”) and the related unaudited statements of income for the one (1) month period then ended (collectively, the “Financial Statements”). The Financial Statements (including any notes thereto) have been prepared from and in accordance with the books and records of Seller in accordance with GAAP applied on a consistent basis throughout all the periods involved, and fairly present, in all material respects, the financial condition and results of operations of the Business and changes in financial condition for the periods specified, therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to the absence of footnotes and to normal and recurring year-end adjustments, not material in amount).

(b)    Seller Parent maintains a standard system of accounting established and administered in accordance with GAAP and a system of internal controls that are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of the Financial Statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Seller Parties’ assets and properties, (ii) provide assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Seller Parties are being made only in accordance with appropriate authorizations of management and the board of directors of Seller Parent and Seller, as applicable, and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Seller Parties’ assets and properties.

(c)    All final data that the Seller Parties have provided to Buyer with respect to historical test utilization, Current Procedural Terminology (“CPT”) codes, payor CPT detail, requisition volumes, rental payments, cash collections, and full time employees is true, accurate, and complete in all material respects.

2.20    Absence of Undisclosed Liabilities. No Seller Party has any material obligations or Liabilities of any nature with respect to the Business other than: (a) those reflected on or reserved against in the Financial Statements in accordance with GAAP; and (b) those incurred in the ordinary course of business since the Balance Sheet Date that are not material in amount or significance or did not arise in connection with a breach of Contract or Permit, breach of warranty, tort or infringement or violation of Law (without giving effect to the proviso in the definition thereof).

2.21    Environmental Matters.

(a)    Except as set forth on Section 2.21(a) of the Disclosure Schedules, Seller is and has been, for the past five (5) years, in compliance in all material respects with all Environmental Laws and has no material liability under Environmental Laws or with respect to Hazardous Substances.

(b)    (i) Except as set forth on Section 2.21(b)(i) of the Disclosure Schedules, Seller has timely applied for, obtained and maintains all material Permits required under Environmental Laws for the operation of the Business as currently operated; (ii) except as set forth on Section 2.21(b)(ii) of the Disclosure Schedules, Seller has not received any written notice proposing to revoke, suspend or materially modify the terms of any such Permits; and (iii) Section 2.21(b)(iii) of the Disclosure Schedules sets forth a true and complete list of all such Permits, all of which are, as of the Closing, valid and in full force and effect.

(c)    Except as set forth on Section 2.21(c) of the Disclosure Schedules, in the past five (5) years, or earlier for matters that remain unresolved, Seller (in connection with the Business) has not received any request for information from a Governmental Authority, or any written notice, order, summons, complaint, demand or letter from any Person, and there is no Action pending, or to the Knowledge of Seller, threatened, alleging, in either case, that Seller is or has been in material violation of or subject to material Liability under Environmental Laws or with respect to Hazardous Substances.

(d)    (i) Except as set forth on Section 2.21(d)(i) of the Disclosure Schedules, there has been no Release of Hazardous Substances at, on, under or from any real property currently or formerly owned, operated, or leased by Seller, and (ii) except as set forth on Section 2.21(d)(ii) of the Disclosure Schedules, Seller has not arranged, by contract, agreement or otherwise, for the transportation, treatment or disposal of Hazardous Substances at any location, except in each case (i) or (ii) as has not would reasonably be expected to result material Liability pursuant to Environmental Laws or with respect to Hazardous Substances.

(e)    Seller has made available to Buyer all environmental assessments and reports, material documents regarding Seller’s compliance with environmental laws or the environmental condition of any real property currently operated or leased by Seller, or environmental compliance audits prepared within the past five (5) years, in each case, with respect to the Business.

2.22    Employee Benefits.

(a)    Section 2.22(a) of the Disclosure Schedules sets forth a true and complete list, as of the Agreement Date, of each material Seller Parent Benefit Plan.

(b)    For each Seller Parent Benefit Plan, Seller or Seller Parent has made available to the Buyer a current, accurate and complete copy of such plan (or an accurate description of all material terms, if such plan has not been reduced to writing) and all amendments thereto and, as applicable: (i) all trust contracts, insurance contracts or other funding arrangements and amendments thereto; (ii) the current prospectus or summary plan description and all summaries of material modifications thereto; (iii) the most recent favorable determination or opinion or advisory letter from the IRS; and (iv) the annual returns/reports (Form 5500) and accompanying schedules and attachments thereto for the most recently completed plan year.

(c)    Each Seller Parent Benefit Plan has been maintained in compliance in all material respects with its terms and all applicable Laws, including ERISA and the Code. No Action is pending against or involves, or to the Knowledge of Seller, is threatened against or threatened to involve, any Seller Parent Benefit Plan.

(d)    Each Seller Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code is subject to a favorable determination, advisory or opinion letter from the IRS and, to Seller’s Knowledge, no circumstances exist that would reasonably be expected to result in any such letter being revoked, or the loss of such qualification or exemption.

(e)    No Seller Parent Benefit Plan is, and neither Seller nor Seller Parent, their Subsidiaries nor any of their respective ERISA Affiliates (nor any predecessor thereof of any such entity) has within the past three (3) years established, maintained, contributed to, or had an obligation to establish, maintain or contribute to, and neither Seller Party, nor any of its respective ERISA Affiliates has or is reasonably expected to have any direct or indirect liability under or respect to any plan or arrangement that is, whether or not terminated: (i) subject to Title IV of ERISA or to Section 302 of ERISA or Section 412, 430 or 4971 of the Code or a “defined benefit” plan within the meaning of Section 414(j) of the Code or Section 3(35) of ERISA (whether or not subject thereto); (ii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA; (iii) a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA; or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code.

(f)    Except as set forth in Section 2.22(f) of the Disclosure Schedules, no Seller Party (with respect to the Business) has any current or could have any liability for, and no Seller Parent Benefit Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Business Employee or their respective spouses or dependents for any period of time beyond the termination of employment or other service (other than coverage mandated by Law, including COBRA for which the participant pays the full amount of the required premiums or contributions).

(g)    Neither Seller, Seller Parent nor any Subsidiary has any obligation to gross-up, indemnify or otherwise reimburse any current or former Business Employee for any Tax incurred by such Business Employee, including under Section 409A or 4999 of the Code.

(h)    Except as set forth on Section 2.22(h) of the Disclosure Schedules, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or together with any other event) will (i) entitle any current or former Business Employee to any payment or benefit, including any bonus, retention, severance, retirement or job security or similar payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Seller Parent Benefit Plan, (iii) limit or restrict the right of any Seller Party (with respect to the Business) or, after the Closing, the Buyer, to merge, amend or terminate the Business Benefit Plan or (iv) result in any payments or benefits (whether in cash, property or the vesting of property) that would be nondeductible to the payor under Section 280G of the Code or that could, individually or in combination with any other such payment or benefit, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

2.23    Intellectual Property.

(a)    Section 2.23(a) of the Disclosure Schedules sets forth a true and complete list of all registered or material Intellectual Property used in Seller’s conduct of the Business, separated by (i) Intellectual Property that is owned by Seller, and (ii) Intellectual Property that is licensed to Seller and used in the Business, including where the Intellectual Property is incorporated into personal property, such as laboratory or clinical equipment, and used pursuant to a license, whether written or other (collectively, “License Agreement(s)”), setting forth the details of the License.

(b)    Except as set forth in Section 2.23(b) of the Disclosure Schedules, Seller owns or has valid licenses to use (which licenses are set forth in Section 2.23(a) of the Disclosure Schedules or that need not be listed based on the exclusion set forth in Section 2.23(a)) all material Intellectual Property used in the conduct of the Business (the “Business Intellectual Property”), free and clear of all Encumbrances. To Seller’s Knowledge, neither Seller’s nor Seller Parent’s conduct of the Business infringes on the Intellectual Property of any Person.

(c)    Except as set forth in Section 2.23(c) of the Disclosure Schedules, neither Seller nor Seller Parent pays or receives any sales-related (either on revenue or a per-unit basis) royalty to or from anyone with respect to any Business Intellectual Property, nor has the Business licensed or sublicensed anyone to use any Business Intellectual Property for use in a business that may reasonably be considered competitive to the Business.

(d)    The Business Intellectual Property constitutes, and the Purchased Assets (along with the rights granted under the License Agreement and rights to Intellectual Property incorporated into personal property excluded from the scheduling obligations of Section 2.23(a) of the Disclosure Schedules pursuant to Section 2.23(a)) include all of the Intellectual Property necessary or material to conduct the Business. To Seller’s Knowledge, none of the Business Intellectual Property is owned by any other Person without a valid and enforceable right of the Business to use and possess such Business Intellectual Property. None of the Business Intellectual Property is subject to any Encumbrance, other than Permitted Encumbrances. All Business Intellectual Property permits the Business to operate in accordance with applicable Laws.

(e)    Except as set forth in Section 2.23(e) of the Disclosure Schedules, all rights of the Business in and to the material Business Intellectual Property will be unaffected by the transactions contemplated by the Ancillary Agreements, and through the Purchased Assets, Buyer will have rights from and after the Closing in all material respects similar to the rights exercised by Seller with respect to the Business prior to Closing.

(f)    Except as set forth in Section 2.23(f) of the Disclosure Schedules, neither Seller nor Seller Parent has given nor received any written notice of any pending conflict with, or infringement of the rights of others with respect to any Business Intellectual Property, and to the Knowledge of Seller, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Business Intellectual Property.

(g)    All trade secrets, confidential information or know-how owned by or purported to be owned by the Business and exclusively used in the Business have been maintained in confidence in accordance with protection procedures substantially similar to those customarily used by comparable companies in the same industry as the Business to protect rights of like importance. All of Seller’s or Seller Parent’s employees or consultants who have contributed to or participated in the conception or development of any material Business Intellectual Property or material Intellectual Property exclusively used in the Business that are purported to be owned by the Business have executed and delivered to the Business an agreement assigning all proprietary rights to the Business and restricting such Person’s rights to use or disclose such proprietary information.

(h)    Seller has provided to Buyer copies of all standard form agreements used by the Business in the last three (3) years that contain assignments or licenses of Intellectual Property or otherwise relate to Business Intellectual Property.

(i)    Section 2.23(i) of the Disclosure Schedules lists all open source computer code contained or used in any product or service of the Business and describes (i) the applicable software name and version number, (ii) the licensor, (iii) the license under which such code was obtained, (iv) whether such code was modified by or for the Business and (v) whether such code was distributed by or for the Business. No product or service of the Business is subject to any Contract that would require Seller to divulge to any Person any source code owned or purported to be owned by the Business that is part of any product or service of the Business.

2.24    Accounts Receivable; Accounts Payable. All accounts and notes receivable reflected on the Financial Statements and all accounts and notes receivable arising subsequent to the Balance Sheet Date and prior to the Closing Date, have arisen or will arise in the ordinary course of business out of bona fide sales and deliveries of goods, performance of services or other business transactions. Except as set forth in Section 2.24 of the Disclosure Schedules, all accounts payable related to (a) the rent, utilities and other services of the Business provided at the Leased Real Property and (b) all obligations related to the Business’ IT Assets (including hardware and software) are current within 30 days of the due date.

2.25    Affiliate Transactions. Except as set forth on Section 2.25 of the Disclosure Schedules, no manager, member, officer, director, or Affiliate of Seller or Seller Parent or, to the Knowledge of Seller, any immediate family member (as defined in Item 404 of Regulation S-K (17 CFR § 229.404)) of any such individual or any entity in which any such Person or individual owns any controlling beneficial interest, is a party or has been a party to any Contract with Seller or Seller Parent involving the Business, the Purchased Assets or the Assumed Liabilities, or has any interest in any Assumed Liability or Purchased Asset.

2.26    NO OTHER REPRESENTATIONS OR WARRANTIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE II NONE OF THE SELLER PARTIES, THEIR RESPECTIVE AFFILIATES, OR ANY OF THEIR RESPECTIVE OFFICERS, TRUSTEES, MEMBERS, DIRECTORS, MANAGERS, EMPLOYEES, AGENTS OR REPRESENTATIVES OR ANY OTHER PERSON MAKE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WRITTEN OR ORAL, AND EACH OF SELLER AND SELLER PARENT HEREBY DISCLAIMS TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS ANY SUCH REPRESENTATION OR WARRANTY (INCLUDING ANY WARRANTY OF MERCHANTABILITY OR OF FITNESS FOR A PARTICULAR PURPOSE), WITH RESPECT TO THE PURCHASED ASSETS, ASSUMED LIABILITIES AND EXCLUDED LIABILITIES, OR THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE ANCILLARY AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, OR ANY OTHER MATTER WHATSOEVER, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO BUYER, ANY AFFILIATE OF BUYER, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES, OR ANY OTHER PERSON OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY PROJECTIONS OR DUE DILIGENCE REPORTS) BY THE SELLER PARTIES OR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, TRUSTEES, MEMBERS, MANAGERS, DIRECTORS, EMPLOYEES, AGENTS, OR REPRESENTATIVES OR ANY OTHER PERSON WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Seller Parties as follows as of the date hereof and as of the Closing Date:

3.1    Organization, Standing and Power. Buyer is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, has the requisite power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.

3.2    Authority. Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is, or will be, a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and the other Ancillary Agreements to which Buyer is, or will be, a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action, and no other action on the part of Buyer, including its board or directors and its stockholders, are necessary to authorize this Agreement or the other Ancillary Agreements or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery thereof by Seller and Seller Parent, constitutes the legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, and similar Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). When each other Ancillary Agreement to which Buyer is a party is entered into, such Ancillary Agreement will be duly executed and delivered by Buyer. When each other Ancillary Agreement to which Buyer is or will be a party has been duly executed and delivered by Buyer (assuming due authorization, execution and delivery by each other party thereto), each such Ancillary Agreement will constitute a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally or by general equity principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

3.3    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement and the other Ancillary Agreements by Buyer does not, and the performance of this Agreement and this Agreement and the Ancillary Agreements by Buyer will not (i) conflict with or violate the Organizational Documents, in each case as amended or restated, of Buyer, (ii) conflict with or violate any Laws in effect as of the Agreement Date and applicable to Buyer or by which any of its properties are bound, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or required payment under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance on, any of the properties or assets of Buyer, in each case of clauses (i) through (iii) above, with such exceptions as would not reasonably be expected to prevent Buyer from consummating the transactions contemplated by this Agreement or the other Ancillary Agreements.

(b)    The execution and delivery of this Agreement and the other Ancillary Agreements by Buyer does not, and the performance of this Agreement and the other Ancillary Agreements by Buyer and the consummation of the transactions contemplated hereby and thereby will not require Buyer to obtain any Consent, Permit or order of, or to make any filing with or notification to, or procure other action by, any Person based on any Laws, except as required under Antitrust Laws and for any such consent, permit or order, or filing or notification which failure to obtain or make would not reasonably be expected to prevent Buyer from consummating the transactions contemplated by this Agreement.

3.4    Litigation. There is no Action or Order issued by a Governmental Authority pending, or to the knowledge of Buyer, threatened, against or by Buyer that would reasonably be expected to affect Buyer’s ability to consummate the transactions contemplated by this Agreement or perform its obligations under this Agreement and the Ancillary Agreements to which it is a party.

3.5    Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of Buyer, for which any Seller Party or any of its Affiliates could have any liability or responsibility whatsoever.

3.6    Sufficient Funds. Buyer has, and at the Closing, Buyer will have, cash on hand or available credit facilities to provide, in the aggregate, sufficient funds to pay the Fixed Purchase Price and to perform its obligations under this Agreement and the Ancillary Agreements to which it is or at the Closing will be a party.

3.7    No Other Representations or Warranties. Except as expressly set forth in this Article III, Buyer makes no representation or warranty, express or implied, at law or in equity, with respect to Buyer, its Affiliates, its businesses or financial condition or any of its assets, liabilities or operations or any other matter, and any such other representations or warranties are hereby disclaimed. Buyer acknowledges that (a) it has received access to certain books and records, facilities, equipment, Contracts and other assets of Seller and Seller Parent related to the Business, and (b) that Buyer and its Affiliates and representatives have had an opportunity to meet with the management of Seller and Seller Parent to discuss the Business. Buyer has conducted its own independent investigation, review, analysis and evaluation of the Business to assist Buyer in making an informed decision with respect to the purchase of the Purchased Assets and the Business, the assumption of the Assumed Liabilities and the execution of this Agreement and the Ancillary Agreements and, with respect to the transactions contemplated by this Agreement, and has relied on the representations and warranties of Seller and Seller Parent in Article II. Except for the representations and warranties expressly set forth in Article II, Buyer hereby acknowledges that none of Seller, Seller Parent nor any of their respective Representatives has made or is making any other express or implied representation or warranty with respect to Seller, Seller Parent or their respective Affiliates, or any business (including the Business) or operations. Except for those representations and warranties expressly set forth in Article II, Buyer has not relied, is not relying and specifically disclaims all reliance upon any representations or warranties that may have been made by Seller, Seller Parent, any other Person or any of their respective Representatives, and acknowledges and agrees that Seller and Seller Parent have specifically disclaimed and do hereby specifically disclaim all such other representations and warranties. For the elimination of doubt, nothing in this Section 3.7 or elsewhere in this Agreement limits any claim, right or remedy that Buyer may have against any Seller Party for Fraud.

ARTICLE IV

COVENANTS

4.1    Confidentiality; Access.

(a)    If for any reason this Agreement is terminated prior to the Closing Date, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms. The parties hereto each acknowledge that certain Confidential Information is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference, and binding upon the parties hereto. If the transactions contemplated hereby are not consummated, the parties shall continue to be bound by the provisions of the Confidentiality Agreement in accordance with the terms thereof. Effective as of the Closing, the Confidentiality Agreement shall terminate.

(b)    The Seller Parties acknowledge that the success of the Business after the Closing depends upon the continued preservation of the confidentiality of certain Confidential Information possessed by Seller as of the date of this Agreement, that the preservation of the confidentiality of such Confidential Information by the Seller Parties is an essential premise of the bargain between the Seller Parties and Buyer, and that Buyer would be unwilling to enter into this Agreement in the absence of this Section 4.1. Buyer acknowledges that the success of the Business prior to the Closing and, to the extent the Closing fails to occur, following the termination of this Agreement, depends upon Buyer’s preservation of the confidentiality of the Confidential Information disclosed to Buyer hereunder, and that the success of the Excluded Business after the Closing depends upon the continued preservation of the confidentiality of certain Confidential Information made available to Buyer as of the date of this Agreement, and that the Seller Parties would be unwilling to enter into this Agreement in the absence of this Section 4.1. Accordingly, each party hereby agrees that neither it nor any of its Representatives shall, and that each party shall cause its Affiliates and their respective Representatives not to, at any time on or after the date of this Agreement, directly or indirectly, without the prior written consent of the disclosing parties, disclose or use, any Confidential Information of the other party involving or relating to the Business or the Excluded Business; provided, however, that the information subject to the foregoing provisions of this sentence will not include any information generally available to, or known by, the public (other than as a result of disclosure in violation hereof); and provided further that the provisions of this Section 4.1 will not prohibit any disclosure (i) required by any applicable Law so long as reasonable prior notice is given of such disclosure and a reasonable opportunity is afforded to contest the same (and, if such disclosure is in fact required, the disclosing party discloses Confidential Information solely to the extent required by applicable Law), (ii) made in connection with the enforcement of any right or remedy relating to this Agreement or the transactions contemplated hereunder, (iii) by Buyer of confidential or proprietary information of the Business following the Closing or (iv) by the Seller Parties to the extent required to operate the Business in the ordinary course of business prior to Closing or to comply with the conditions to the Closing set forth in Article VII. Each party agrees that it will be responsible for any breach or violation of the provisions of this Section 4.1 by any of its Affiliates or Representatives.

(c)    During the Interim Period, the Seller Parties will, during normal business hours and upon reasonable prior notice, at Buyer’s expense, and upon Buyer’s reasonable request (i) provide to Buyer and its Representatives reasonable access to the premises, property, books and records of the Business, (ii) furnish to Buyer and its representatives financial information, operating data and other information pertaining to the Business, (iii) make available for inspection and copying by Buyer copies of any documents relating to the foregoing (at Buyer’s expense), (iv) permit Buyer and its representatives to conduct reasonable interviews of executive officers of the Business, and (v) provide Buyer reasonable access to, and shall make its employees reasonably available for, general informational meetings, and the Seller Parties shall provide information reasonably requested to facilitate Buyer’s integration activities with respect to the Business, including facilitation of Buyer dropping off supplies, and performing such other related activities as are reasonably necessary in order to transition the Business immediately upon Closing; provided, however, that (A) Buyer shall exercise its right under this Section 4.1(c) in such a manner as to not unreasonably interfere with the operations of the Business, and (B) the Seller Parties may limit such access described in clauses (i) through (iv) above to the extent such access (I) could violate any applicable Laws, including any Antitrust Laws, (II) may give rise to a risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege or (III) would be in breach of any confidentiality obligation, commitment or provision by which any Seller Parties or the Business, as applicable, is bound or affected as of the Agreement Date, which confidentiality obligation, commitment or provision shall be disclosed to Buyer. The access provided hereunder shall include the right to conduct environmental sampling of the Transferring Real Property with the prior approval of Seller, which shall not be unreasonably withheld, conditioned or delayed.

4.2    Public Statements and Internal Communications. Except as may be required by applicable Law or the rules and regulations of any national securities exchange on which the stock of Seller Parent or Buyer are listed, the parties hereto shall consult with each other and obtain the prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) of the other party prior to issuing any press release or any written public statement with respect to this Agreement, the other Ancillary Agreements, or the transactions contemplated hereby or thereby, and shall not issue any such press release or written public statement prior to such consultation and obtaining such prior written consent; provided that the party issuing the press releases or statements may proceed without such comments or consent if such comments or consent are not timely provided. The parties hereto further agree that they will collaborate in good faith to develop a communications plan to establish the timing and manner in which messages related to this Agreement will be communicated to the Business Employees, customers and other stakeholders.

4.3    Conduct of Business Prior to the Closing.

(a)    During the Interim Period, except (1) as provided for in this Agreement, (2) as required by applicable Law or GAAP or (3) to the extent that Buyer shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), each of Seller and Seller Parent shall (x) conduct the Business in the ordinary course of business and (y) use commercially reasonable efforts to maintain and preserve intact the current organization, business and franchise of the Business and to preserve the rights, franchises, goodwill and relationships of the employees, customers, suppliers, regulators and others having business relationships with Seller and Seller Parent with respect to the Business. For the elimination of doubt, nothing contained in this Section 4.3 shall impose any restriction on, or impose obligations of Seller or Seller Parent with respect to, the Excluded Business (including, for the avoidance of doubt, selling or continuing to operate any segment of the Excluded Business) or the Excluded Assets.

(b)    During the Interim Period, Seller and Seller Parent shall:

(i)    not sell, lease, transfer, license, pledge, dispose of, assign, or otherwise encumber or subject to any Encumbrance (other than any Permitted Encumbrance) any of the Purchased Assets or any rights thereto, other than inventory in the ordinary course of business;

(ii)    comply in all material respects with all Laws applicable to the Business, the Purchased Assets and the Assumed Liabilities;

(iii)    keep in full force and effect the Insurance Policies (or replacement insurance materially comparable in amount and scope to insurance currently carried by Seller and Seller Parent with respect to the Business);

(iv)    preserve and maintain in effect all material Permits necessary to carry on the Business as currently conducted or for the ownership and use of the Purchased Assets;

(v)    not cancel, compromise, waive, or release any material right or claim constituting a Purchased Asset, other than in the ordinary course of business;

(vi)    not grant any license or sublicense of any rights under or with respect to any Business Intellectual Property other than in the ordinary course of business;

(vii)    not make or authorize any change in any of Seller’s Organizational Documents to the extent such amendment or change would prevent, impede or delay the consummation of the transactions contemplated hereby or otherwise adversely affect the Purchased Assets or the Assumed Liabilities;

(viii)    not make any increase in the base compensation or target bonus of any of the Business Employees, except in the ordinary course of business and consistent with past practice or as may be required by any Law or Contract;

(ix)    not amend, change, supplement, waive or terminate any Material Contract or any other Contract that is an Assigned Contract, except for renewals in the ordinary course of business;

(x)    not enter into, amend, change, supplement, waive or terminate any Material Contract or any other Contract that is an Assigned Contract (A) that would reasonably be expected to have an adverse effect on the Business or any of the Purchased Assets or the Assumed Liabilities, or (B) pursuant to which any Person (other than Buyer and its Affiliates) is first granted, or that otherwise first subjects Buyer or any of its Affiliates to, (1) any covenants or provisions restricting competition or prohibiting any of them from freely engaging in the Business or otherwise restricting the conduct of the Business or use of the Purchased Assets in any market, geographic area or other jurisdiction, (2) any “most favored nation” or “best pricing” terms or any type of exclusivity, special discount, right of first refusal, first notice or first negotiation with respect to any of the Purchased Assets or (3) any license, covenant not to sue, immunity or other similar right with respect to or under any of the Purchased Assets;

(xi)    not enter into, amend, change, supplement or negotiate any collective bargaining agreement or other agreement with a labor union, profit sharing, defined compensation, severance or other plan or arrangement for the benefit of a Seller Party’s current directors, officers and employees;

(xii)    not terminate the employment of any Business Employee, except for cause, within the ninety (90) day period prior to the Closing Date;

(xiii)    use commercially reasonable efforts to enforce any and all non-solicitation agreements or other agreements containing restrictive covenants with respect to each Business Employee;

(xiv)    not make any material change in its methods of accounting or accounting principles or practices used in the Business (including with respect to reserves);

(xv)    not commence, negotiate, settle, pay, discharge or satisfy any Action primarily relating to the Business or any of the Purchased Assets or the Assumed Liabilities;

(xvi)    not acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any Person, in each case if such transaction has an adverse effect on the Business or any of the Purchased Assets or the Assumed Liabilities;

(xvii)    not terminate or close any facility or operation used in the Business;

(xviii)    settle or compromise any Action in respect of material Taxes; enter into any Contract in respect of material Taxes with any Governmental Authority; or amend any Tax Return, in each case, with respect to the Purchased Assets or the Business and to the extent such action would reasonably be expected to result in any increase in the Liability for Taxes of Buyer or its Affiliates;

(xix)    not take or omit to take any action which has, individually or in the aggregate, a Material Adverse Effect;

(xx)    not acquire any real property that would constitute a Purchased Asset; and

(xxi)    not enter into a binding agreement to do any of the foregoing.

4.4    Interim Period Operations. Nothing contained in this Agreement shall give any party hereto, directly or indirectly, the right to control or direct the operations of any other party hereto during the Interim Period. During the Interim Period, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Affiliates’ respective businesses and operations.

4.5    Consents; Cooperation; Nonassignable Items; In-Process and Add-On Testing. Subject to the terms and conditions of this Agreement (including Section 4.6):

(a)    Seller Parent, Seller and Buyer shall cooperate and use their respective commercially reasonable efforts (and to the extent necessary, will use their respective commercially reasonable efforts to cause their Affiliates to use their respective commercially reasonable efforts) to: (i) obtain or secure prior to the earlier of the date required (if so required) or the Closing Date, any Consents or Approvals of, to or with any Governmental Authority or other third Person that are required for the consummation of the transactions contemplated by this Agreement including those set forth on Schedule 7.5 and Schedule 7.6; and (ii) subject to Section 4.1, furnish to each other such information and assistance as may reasonably be requested in connection with the foregoing.

(b)    If and to the extent that any Payment Program or any other payor, makes any claims or any offsets, withholds funds from Buyer, or requires Buyer to refund any payments for services rendered on or after the Closing Date, due to overpayments, duplicate payments, fraud, incorrect billing, retroactive denials or for any other reason relating to any action or inaction of Seller in connection with the operation of the Business prior to the Closing Date (whether known or unknown as of the Closing), the Seller Parties shall reimburse Buyer reasonably promptly for Losses actually incurred by Buyer.

(c)    Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to sell, convey, assign, sublease or transfer any Purchased Assets or the Prime Lease if an attempted sale, conveyance, assignment, sublease or transfer thereof, without the Consent of any Person, would constitute a breach of, or in any way affect, the rights of Seller with respect to such Purchased Assets or the Prime Lease (“Nonassignable Items”). Seller Parent and Seller shall each use its commercially reasonable efforts to obtain, and Buyer shall use its commercially reasonable efforts to cooperate in seeking, all Consents and to resolve all impracticalities of sale, conveyance, assignment, sublease or transfer necessary to convey to Buyer all Nonassignable Items as quickly as practicable on and after the Closing Date, and without any change to the material terms of such items, and each Seller Party shall continue such efforts as may be required for a period of six (6) months after the Closing Date (or, solely with respect to the Laboratory Licenses and the Sublease, until the later expiration or termination, as the case may be, of the Transition Services Agreement), to facilitate the full and expeditious transfer to Buyer of legal title to the Purchased Assets. Prior to obtaining any such Consent, the Seller Parties and Buyer shall cooperate with each other in any reasonable and lawful arrangements designed to provide to Buyer the benefits of use of any Nonassignable Item for its term, and to the extent that Buyer receives such benefits, it will assume the Liabilities of Seller thereunder to the extent that Buyer would have been responsible therefor if such Consent had been obtained. Once Consent is obtained, Seller shall promptly assign such Nonassignable Item to Buyer, and Buyer shall assume the Liabilities thereunder; provided that nothing contained in this Section 4.5(c) or elsewhere in this Agreement shall be deemed to constitute an agreement to exclude from the Purchased Assets the benefits, nor from the Assumed Liabilities the Liabilities associated with such benefits, under any Assigned Contract as to which Consent may be necessary.

(d)    The Seller Parties and Buyer shall cooperate with each other in any reasonable and lawful arrangements designed to allow Seller to complete in-process or any add-on testing services on specimens that were collected by Seller prior to the Closing Date.

4.6    Competition Filings.

(a)    The parties shall each cooperate reasonably with one another in connection with resolving any inquiry or investigation by any Governmental Authority relating to the transactions contemplated hereby. Without limiting the foregoing, each party shall use their commercially reasonable efforts to (i) promptly inform the other party of any written or oral communication received from any Governmental Authority relating to the transactions contemplated hereby (and if in writing, furnish the other party with a copy of such communication); (ii) respond as promptly as practicable to any request from any Governmental Authority for information, documents or other materials in connection with the transactions contemplated hereby; (iii) provide to the other party, and permit the other party to review and comment in advance of submission, considering in good faith the views of the other party, and incorporate the other party’s reasonable comments, all proposed correspondence, filings, and written communications to any Governmental Authority with respect to the transactions contemplated hereby, provided that such material (A) may be redacted as necessary (1) to comply with contractual arrangements, (2) to address legal privilege concerns or (3) to remove references concerning the valuation of the parties or (B) designated as “outside counsel only,” which materials and the information contained therein shall be given only to outside counsel and previously-agreed outside economic consultants of the recipient and will not be disclosed by such outside counsel or outside economic consultants to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials; and (iv) not participate in any substantive meeting, communication, or discussion with any Governmental Authority in respect of investigation or inquiry concerning the transactions contemplated hereby unless it consults with the other party in advance and, except as prohibited by applicable Law or the FTC or DOJ, gives the other party the opportunity to attend and participate therein.

(b)    Notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement will require or obligate Buyer or any of its Affiliates to (and in no event shall any representation, warranty or covenant of Buyer contained in this Agreement be breached or deemed breached as a result of the failure of Buyer to take any of the following actions): (i) agree to or otherwise become subject to any limitations on (A) the right of Buyer effectively to control or operate its business (including the Business after the Closing) or assets (including the Purchased Assets) or (B) the right of Buyer to exercise its full rights of ownership of its business (including the Business after the Closing) or assets (including the Purchased Assets); (ii) agree or be required to sell or otherwise dispose of, hold separate (through the establishment of a trust or otherwise), or divest itself of all or any portion of the business, assets or operations of Buyer or any of its Affiliates or the Business after the Closing or the Purchased Assets; (iii) terminate, modify, or assign existing relationships, Contracts, or obligations of Buyer or any of its Affiliates or those relating to the Business after the Closing or the Purchased Assets; (iv) change or modify any course of conduct regarding future operations of Buyer or any its Affiliates or the Business after the Closing or the Purchased Assets; (v) litigate or contest any administrative or judicial action or proceeding or any Order; or (vi) otherwise take any steps to avoid or eliminate any impediment that may be asserted under any Antitrust Law. In regard to any Governmental Authority, neither Seller Parent nor Seller shall, without Buyer’s prior written consent in Buyer’s sole discretion, discuss or commit to any divestiture transaction, or discuss or commit to alter any of their businesses or commercial practices in any way, or otherwise discuss, take or commit to take any action that limits Buyer’s freedom of action with respect to, or Buyer’s ability to retain any of the businesses, product or service lines or assets of, the Business or otherwise limits Buyer’s ability to receive the full benefits of this Agreement.

(c)    Buyer shall lead all communications, strategy and efforts to obtain all necessary clearances, actions or non-actions and consents from Governmental Authorities under Antitrust Laws in connection with the transactions contemplated hereby and any litigation matters relating to the Antitrust Laws, subject to good faith consultations with Seller Parent and the inclusion of Seller Parent at meetings with Governmental Authorities with respect to any discussion related to the transactions contemplated hereby under the Antitrust Laws.

(d)    Buyer represents and warrants that it has paid all filing fees payable under the HSR Act, which fees shall be the sole expense of Buyer.

(e)    Each party hereto shall, (i) as promptly as possible, use its commercially reasonable efforts to obtain, or cause to be obtained, all other Consents and orders from all Governmental Authorities and (ii) on or prior to the tenth (10th) day immediately following the date hereof, make, or cause to be made, all filings required by Law to be made by it to consummate the transactions contemplated hereby (including those set forth on Schedule 7.5) that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the other Ancillary Agreements. Each party shall cooperate with each other Party and its Affiliates in promptly seeking to obtain all such other Consents and orders that the other is required by Law to make. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required Consents and orders that the other is required by Law to make.

4.7    Trading Prohibitions; Exclusivity.

(a)    Each party hereto hereby acknowledges that as a result of disclosures by the parties contemplated under this Agreement, each party and its Affiliates may, from time to time, have material, non-public information concerning the other parties. Each party confirms that it and its Affiliates are aware that the United States securities Laws may prohibit a Person who has material, non-public information from purchasing or selling securities of any company to which such information relates.

(b)    During the Interim Period, the Seller Parties shall not and shall cause their respective Affiliates and shall direct their respective Representatives not to directly or indirectly: (i) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to, or enter into or consummate any transaction relating to, any merger, sale of substantial assets or any similar transaction or alternative to the transactions contemplated hereunder, other than a transaction with respect to the Excluded Assets or the Excluded Liabilities (an “Alternative Transaction”), (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, entertain, or facilitate in any other manner any effort or attempt by any Person to do or seek an Alternative Transaction or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Alternative Transaction or otherwise consummate an Alternative Transaction. Seller will notify Buyer promptly if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing (whether solicited or unsolicited) and provide Buyer with the identity of the Person making or submitting such proposal, offer, inquiry, or contact, and the material terms and conditions thereof.

4.8    Restrictive Covenants.

(a)    Seller and Seller Parent hereby covenant and agree that they shall not, directly or indirectly through one or more of their directors, managers, officers, employees (in the case of any such director, manager, officer or employee, for or on behalf of Seller or Seller Parent) or Affiliates (the “Restricted Parties”) (i) for a period of five (5) years after the Closing Date (the “Restricted Period”), engage with, invest in, own, manage, operate, finance, control, advise or render services to any Person (including a direct competitor of Buyer) engaged in (x) the Business or (y) any other business or activity that competes in any respect with any aspect of the Business as conducted or proposed to be conducted on or prior to the Closing Date, (ii) during the Restricted Period, use any names constituting Purchased Assets in any business that competes with the Business, or (iii) except as otherwise set forth in that certain Intellectual Property Agreement, effective as of September 16, 2024, by and among Buyer and the Seller Parties or in the IP Agreement, use the service mark BioReference® and GenPath® Oncology, the trade name “BioReference” or “GenPath Oncology” or any other confusingly similar mark and/or trade name in connection with any business of any kind that competes in any respect with any aspect of the Business (a “Restricted Business”); provided, however, that the Seller Parties may, without violating this Section 4.8(a), (1) own, as a passive investment, shares of capital stock of a publicly held corporation that engages in a Restricted Business if: (A) such shares are traded or quoted on an established national securities exchange or on the over the counter market in the United States or on any similar market or facility outside of the United States; and (B) the number of shares of such corporation’s capital stock that are owned beneficially by either Seller Party (as applicable) and the number of shares of such corporation’s capital stock that are owned beneficially by the Affiliates of Seller or Seller Parent (as applicable) collectively represent less than five percent of the total number of shares of such corporation’s capital stock outstanding; and (2) own and operate the Excluded Business, which Buyer acknowledges and agrees does not constitute a Restricted Business.

(b)    Without the prior written consent of the other party, neither Seller Party, on one hand, nor Buyer, on the other hand, nor their respective Representatives having knowledge of this Agreement or the transactions contemplated hereby immediately prior to the Agreement Date, shall, for a period of eighteen (18) months after the Closing Date: (i) induce or attempt to influence any officer, director, management-level or sales employee of the other party to terminate, discontinue, or modify their employment or contractual relationship with the other party, or in any way interfere with the relationship between such party and any officer, director, management-level or sales employee or (ii) solicit for employment or knowingly hire or engage any officer, director, management-level or sales employee of the other party; provided, however, that the foregoing does not apply to contact or solicitation (or resulting employment or engagement) (A) made by any of such party’s Representatives having knowledge of this Agreement or the transactions contemplated hereby immediately prior to the Agreement Date and who is not directed or encouraged to make such contact or solicitations by such party’s Representatives that had knowledge of this Agreement or the transactions contemplated hereby immediately prior to the Agreement Date, (B) made through general solicitations of employment not directly targeting any such employee of the other party (e.g., through general advertisements, search firms, etc.), (C) where such employee initiates employment discussions with the other party, its affiliates or their employees, agents or independent contractors, or (D) with respect to Buyer offers of employment to any TSA Employee.

(c)    During the Restricted Period, Seller and Seller Parent hereby covenant and agree that they shall not, directly or indirectly through one or more of the Restricted Parties: (i) solicit, induce or otherwise cause, or attempt to solicit, induce or otherwise cause, any customer of the Business prior to the Closing Date or any supplier, licensor or licensee of or to the Business prior to the Closing Date (but only to the extent such supplier, licensor or licensee is a counterparty to an Assigned Contract, such counterparty a “Business Vendor”) that has been contacted or targeted for contact by Seller or Seller Parent on behalf of the Business on or before the Closing Date to (A) terminate, curtail or otherwise modify its relationship with the Business or (B) engage in business with a competitor of the Business; or (ii) interfere in any way with the relationship between the Business and any of its customers or Business Vendors or any such prospective customers or Business Vendors that have been contacted or targeted for contact by the Business on or before the Closing Date. Furthermore, during the Earnout Period, Seller Parties hereby covenant and agree that they shall not, directly or indirectly through one or more Restricted Parties, contact any Earnout Customers or in any way influence or induce any Earnout Customers to refer any laboratory testing to Buyer or its Affiliates.

(d)    (A) Seller and Seller Parent shall not make any disparaging statement, either orally or in writing, regarding the Business, or any products or services thereof, or any Representatives or Affiliates of Buyer with respect to the Business, and (B) Buyer shall not make any disparaging statement, either orally or in writing, regarding the Excluded Business, or any products or services thereof, or any Representatives or Affiliates of Seller with respect to the Excluded Business; provided that such prohibited statements do not include statements that are made for the purpose of protecting or enforcing the rights or interests of any party hereunder or defending against any claim brought by any party hereunder, and none of Buyer, Seller or Seller Parent shall be prohibited from making any truthful statements in any Action or otherwise, or as otherwise required by applicable Law. Further, nothing herein shall be deemed to limit competitive speech or commercial comparisons regarding services or products of Buyer, Seller or Seller Parent following the expiration of the Restricted Period.

(e)    Buyer, Seller and Seller Parent, by their respective execution of this Agreement, hereby agree that this Section 4.8, including the provisions relating to duration, geographical area and scope, is reasonable and necessary to protect and preserve their respective legitimate business interests and the value of the Business and the Excluded Business, as applicable, and to prevent an unfair advantage from being conferred on Buyer, Seller or Seller Parent.

(f)    If any provision of this Section 4.8 is held to be excessively broad as to duration, geographical area, scope, activity or subject, for any reason, such provision shall be modified, by limiting and reducing it, so as to be enforceable to the extent allowed by applicable Law.

(g)    Buyer, Seller and Seller Parent, by their respective execution of this Agreement, hereby acknowledge that any breach of this Section 4.8 would result in serious and irreparable injury to Buyer, Seller or Seller Parent, and none could be adequately compensated by monetary damages alone, and a remedy at law would not be adequate. Therefore, the parties hereby acknowledge and agree that, in the event of a breach of this Section 4.8, Buyer, Seller and Seller Parent, as applicable, shall be entitled, without proof of actual damages, to seek equitable relief against the breaching party, including temporary restraining orders and preliminary and permanent injunctions to restrain the breaching party from such breach and to compel compliance with the obligations of the breaching party under this Section 4.8. Further, Buyer, Seller and Seller Parent agree that, in the event of a breach of this Section 4.8, the Restricted Period applicable to such restriction shall automatically be extended by the period the applicable party was in violation thereof.

(h)    For the avoidance of doubt, the provisions of this Section 4.8 will apply to all of the successors and assigns of Seller and/or Seller Parent. In the event that all or substantially all of the Excluded Business is sold to any Person or Persons other than to Buyer or its Affiliates, whether in one transaction or a series of transactions, then Seller and/or Seller Parent will, in each such case, ensure that the purchaser or purchasers in such transaction or transactions will not receive any Confidential Information relating to the Business.

4.9    Notice of Developments. During the Interim Period the Seller Parties will give Buyer prompt written notice upon becoming aware, and shall in any event give such notice no later than 48 hours of becoming aware, of any material development that would reasonably be expected to result in a material breach of, or inaccuracy in, any of Seller’s and Seller Parent’s representations and warranties; provided, however, that no such disclosure will be deemed to prevent or cure any such breach of, or inaccuracy in, amend or supplement any schedule to, or otherwise disclose any exception to, any of the representations and warranties set forth in this Agreement.

4.10    Other Closing Documentation.

(a)    If Buyer determines that the assignment to Buyer at Closing of a Transferring Real Property Lease with a landlord that is or has a direct or indirect ownership interest in: (i) a Physician or the Immediate Family Member of a Physician, (ii) a physician medical practice, (iii) a hospital or health system, or (iv) any other type of health care provider containing terms or conditions that do not comply with applicable Law, then Buyer may request that Seller seek, at Buyer’s sole expense, an amendment to such lease in order that such assignment would comply with applicable Law (each such amendment, a “Lease Amendment”). Seller shall use commercially reasonable efforts to obtain each such requested Lease Amendment prior to Closing, and each Lease Amendment shall be in form and substance reasonably acceptable to Buyer. For the elimination of doubt, no Lease Amendment shall be a condition to the consummation of Closing. If any requested Lease Amendment is not entered into prior to Closing, then the related Transferring Real Property Lease shall become an Excluded Asset for all purposes under this Agreement, and Seller shall use commercially reasonable efforts to seek such Lease Amendment post-Closing, until the earlier of (A) the 90th day immediately following the Closing Date and (B) the expiration of any such Transferring Real Property Lease, and, as promptly as reasonably practicable, assign such Transferring Real Property Lease to Buyer following entering into such Lease Amendment.

(b)    At the Closing, the Seller Parties shall use their commercially reasonable efforts to deliver to Buyer (i) a lease assignment, duly executed by Seller or its Affiliates (as applicable) and the applicable assignee, in form reasonably satisfactory to Buyer, pursuant to which the Seller Parties shall assign and Buyer shall assume the Transferring Real Property Lease, (ii) with respect to the Transferring Real Property Lease, an estoppel certificate from the landlord under such Transferring Real Property Lease in form and substance reasonably acceptable to Buyer, which shall include, to the extent required by such Transferring Real Property Lease, a Consent of the landlord to the assignment of such Transferring Real Property Lease to Buyer, (iii) a complete landlord disclosure letter in the form provided by Buyer from the applicable lessor in connection herewith, in form and substance reasonably satisfactory to Buyer, (iv) a properly completed Form W-9 from each landlord, (v) any Lease Amendments required pursuant to Section 4.10(a) and (vi) such other documentation that Buyer may reasonably request to consummate the assignment of the Transferring Real Property Lease (collectively, the “Transferring Lease Assignment”).

(c)    With respect to Transferring Real Property for which the Transferring Lease Assignment is not delivered at the Closing, as soon as reasonably practicable, and in any event within sixty (60) days following the Closing Date, subject to the terms of Section 4.5(c), Seller shall deliver to Buyer, duly executed by Seller (or its applicable Affiliates), the Transferring Lease Assignment in form and substance reasonably satisfactory to Buyer including with respect to compliance with applicable Law, including all Consents or waivers.

(d)    Seller has submitted as of the Agreement Date, or will promptly submit after the Agreement Date, applications for (i) a CLIA license, (ii) New Jersey Laboratory License, and (iii) a clinical laboratory permit with the New York State Department of Health contingent upon Buyer providing to Seller a professional interpretation test menu (collectively, the “Laboratory Licenses”). At the Closing, Seller shall cause the Laboratory Licenses to be transferred to Buyer for Buyer’s use at the New Dry Laboratory; provided that to the extent that the Laboratory Licenses are not able to be transferred to Buyer for Buyer’s use at the New Dry Laboratory as of the Closing Date, the Laboratory Licenses shall be treated as Nonassignable Items in accordance with Section 4.5(c). During the Interim Period, the parties shall cooperate in good faith to agree on the terms and conditions of a sublease (the “Sublease”), which such Sublease shall be subject to the consent of Seller’s landlord (“Prime Landlord”) pursuant to Seller’s lease agreement with Prime Landlord for the New Dry Laboratory property (the “Prime Lease”), to be entered into by and among the parties at arms’ length and at fair market value, such that Buyer shall be able to utilize space at Seller’s facility for which the Laboratory Licenses relate to allow Buyer to establish a new dry laboratory at which the Hired Employees who are pathologists may continue to work after the Laboratory Licenses are transferred to Buyer at that location (the “New Dry Laboratory”). The parties shall use commercially reasonable efforts to obtain Prime Landlord consent as may be required for the parties to enter into the Sublease; provided that notwithstanding anything to the contrary contained herein, the parties further agree that, if applicable, the Sublease shall be treated as a Nonassignable Item in accordance with Section 4.5(c). At such time as the Laboratory Licenses are able to be transferred to Buyer, the parties shall work together in good faith to (x) enter into the Sublease, (y) cause the Laboratory Licenses to be transferred to Buyer at such time as is reasonably agreed to between the parties to avoid any disruptions in the continuity of care for the Business Customers and (z) ensure that the Laboratory Licenses will allow Buyer to perform all tests contemplated to be performed pursuant to the Transition Services Agreement at the New Dry Laboratory.

4.11    Post-Closing Use of Intellectual Property. From and after the Closing Date, Seller Parent and Seller (including Affiliates of Seller Parent and any successors to Seller or Seller Parent) hereby unconditionally and irrevocably covenants not to sue Buyer or its Affiliates for infringement of any claim of any patent owned or controlled by Seller Parent or Seller (including patents owned or controlled by Affiliates of Seller Parent and any successors to Seller or Seller Parent) for Buyer’s operation of the Business as operated immediately prior to the Closing Date.

4.12    Further Assurances. Upon the request of either of the Seller Parties or Buyer, each of the parties hereto will execute and deliver such other bills of sale, assignments and other instruments as may be reasonably requested by any party to effect the sale, conveyance and delivery of the Purchased Assets to Buyer including any Nonassignable Items subject to Section 4.5(c). From and after the Closing Date, upon the request of either of the Seller Parties or Buyer, each of the parties hereto will do, execute, acknowledge and deliver all such further acts, assurances, deeds, assignments, transfers, conveyances and other instruments and papers as may be commercially reasonable to carry out the transactions contemplated hereunder. The Seller Parties will refer all customer inquiries relating to the Business to Buyer from and after the Closing.

4.13    Transfer of Warranties. As of the Closing Date, to the extent assignable, the Seller Parties shall be deemed to have assigned to Buyer all of its right, title and interest in and to such warranties (express and implied) that continue in effect with respect to any of the Purchased Assets, and to have nominated Buyer as the Seller Parties’ true and lawful attorney-in-fact to enforce such warranties against such manufacturers, and the Seller Parties shall execute and deliver such specific assignments of such warranty rights as Buyer may reasonably request.

4.14    Ownership of Purchased Assets. From and after the Closing, Buyer shall have the exclusive right to represent itself as the Buyer of the Purchased Assets; provided, however, that such representations shall not in any manner attempt to convey to the public or to any of the Seller Parties’ customers or former customers that Buyer is acting for or on behalf of any Seller Parties or their respective Affiliates, as applicable, or that the Seller Parties are not still the owners of the Excluded Assets or the Excluded Business.

4.15    Bulk Transfer Laws. The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets.

4.16    Tail Insurance Policy. Following the Closing Date, Seller and Seller Parent shall maintain in effect, or shall purchase a “tail” policy of, medical malpractice liability insurance with respect to matters occurring prior to the Closing Date, which insurance shall contain terms and conditions no less advantageous than are contained in the current medical malpractice liability insurance policies set forth on Section 2.12 of the Disclosure Schedules. Upon the request of Buyer, the Seller Parties shall provide reasonable evidence of the existence of such insurance policies.

4.17    Proration. Common area maintenance charges, utility charges and rental payments with respect to the Purchased Assets and the Transferring Real Property shall be prorated on a per diem basis and apportioned on a calendar year basis between the Seller Parties, on the one hand, and Buyer, on the other hand, as of the date of the Closing. The Seller Parties shall be liable for that portion of such assessments, charges and payments relating to, or arising in respect of, periods on or prior to the Closing Date, and Buyer shall be liable for that portion of such assessments, charges and payments relating to, or arising in respect of, any period after the Closing Date; provided, that Buyer shall promptly pay over to the Seller Parties any prepayments by any Seller Party of any such charges and rental payments that exceed such Seller Party’s prorated obligations.

4.18    Accounts Receivable; Accounts Payable.

(a)    The Seller Parties shall retain all accounts receivable arising out of the operation of the Business and specimens received by the Seller Parties prior to the Closing Date and Buyer shall retain all accounts receivable arising out of the operation of the Business and specimens received by Buyer on and after the Closing Date. After the Closing, Buyer and the Seller Parties shall forward to the other party any funds which are received by such party but relate to the accounts receivable of the other party. Notwithstanding anything to the contrary stated herein, neither party shall have any responsibility to collect any of the other party’s accounts receivable.

(b)    After the Closing Date, Buyer shall promptly (and in any event no later than ten (10) days prior to the Penalty Date, as defined below) forward to the Seller Parties any invoices, bills, notices or requests for payments relating to any accounts payable or other accruals related to the Business arising prior to the Closing Date (“Pre-Closing Payables”). Promptly upon receipt, and in any event no later than the expiration of the period of time during which such payables may be paid without the incurrence of any interest penalty, late fee or other additional charge thereon (the “Penalty Date”), the Seller Parties shall pay all such bona fide Pre-Closing Payables (it being understood that where any such Pre-Closing Payable is the subject of a bona fide good faith dispute between Seller and the third party claiming such amount, the Seller Parties may delay payment of such Pre-Closing Payable until such dispute is resolved). In the event the Seller Parties shall fail to pay any bona fide Pre-Closing Payable (including any interest penalties, late fees or other charges thereon) within thirty (30) days after the Penalty Date (other than in the event of a bona fide good faith dispute as described above), upon thirty (30) days’ prior written notice to the Seller Parties, if Buyer reasonably believes that the ongoing failure to pay such bona fide Pre-Closing Payables is reasonably likely to result in damages to the operation of the Business, then Buyer shall have the right to pay such bona fide Pre-Closing Payable on behalf of the Seller Parties (including any interest penalties, late fees or other charges thereon) and, in addition to any other rights or remedies of Buyer set forth herein (including rights to indemnification set forth in Article X), Buyer shall have the right to off-set the amount of such bona fide Pre-Closing Payable (including any interest penalties, late fees or other charges thereon) from any funds which are received by Buyer post-Closing in respect of accounts receivable arising out of the operation of the Business prior to the Closing which would otherwise be owed to the Seller Parties by Buyer pursuant to Section 4.18(a).

(c)    After the Closing Date, the Seller Parties shall promptly forward to Buyer any invoices, bills, notices or requests for payments relating to any accounts payable or other accruals related to the Business arising on and after the Closing Date (“Post-Closing Payables”). Promptly upon receipt, and in any event no later than the Penalty Date, Buyer shall pay all such bona fide Post-Closing Payables (it being understood that where any such Post-Closing Payable is the subject of a bona fide good faith dispute between Buyer and the third party claiming such amount, Buyer may delay payment of such Post-Closing Payable until such dispute is resolved). In the event Buyer shall fail to pay any bona fide Post-Closing Payable (including any interest penalties, late fees or other charges thereon) within thirty (30) days after the Penalty Date (other than in the event of a bona fide good faith dispute as described above), upon thirty (30) days’ prior written notice to Buyer, the Seller Parties shall have the right to pay such bona fide Post-Closing Payable on behalf of Buyer (including any interest penalties, late fees or other charges thereon) and, in addition to any other rights or remedies of the Seller Parties set forth herein (including rights to indemnification set forth in Article X), the Seller Parties shall have the right to off-set the amount of such bona fide Post-Closing Payable (including any interest penalties, late fees or other charges thereon) from any funds which would otherwise be owed by Seller or any of its Affiliates to Buyer.

4.19    Wrong Pockets. If, following the Closing, any Excluded Asset or Excluded Liability is inadvertently transferred from the Seller Parties to Buyer, Buyer shall execute, deliver and record (where appropriate) any and all instruments or other documents of transfer, conveyance and assignment, or amend or correct any such existing instruments or documents, and take such other action as the Seller Parties may reasonably request, as may be necessary or advisable to effect or evidence the transfer of such Excluded Assets or Excluded Liabilities to Seller and its Affiliates (or to any Person as directed by the Seller Parties) in accordance with the terms of this Agreement, and agrees, at the Seller Parties’ option, to return or destroy any Confidential Information related to such Excluded Assets or Excluded Liabilities. Any such Confidential Information inadvertently transferred to Buyer shall remain subject to the confidentiality obligations contained in the Confidentiality Agreement and pursuant to Section 4.1. If any Purchased Asset or Assumed Liability is inadvertently retained by the Seller Parties, the Seller Parties shall execute, deliver and record (where appropriate) any and all instruments or other documents of transfer, conveyance and assignment, or amend or correct any such existing instruments or documents, and take such other action as Buyer may reasonably request, as may be necessary or advisable to effect or evidence the transfer of such Purchased Assets or Assumed Liability to Buyer and its Affiliates (or to any Person as directed by Buyer) in accordance with the terms of this Agreement.

4.20    Information Technology; Assistance with Integration.

(a)    At the Agreement Date and monthly thereafter until the Closing, the Seller Parties shall deliver to Buyer, consistent with applicable Law, updates to (i) the Customer Cross Reference Data in the form of Annex A, (ii) the information provided in Section 2.7(a)-2 of the Disclosure Schedules in the form of Annex B, (iii) the information provided in Section 2.7(a)-3 of the Disclosure Schedules, (iv) the Business Data in the form of Annex C, and (v) the Test Cross Reference Data in the form of Annex D, in each case, with all fields accurately updated and completed as of each such date (including to reflect any new customer accounts gained since the previous date of delivery, as applicable). At or prior to the Closing, Seller shall deliver to Buyer, consistent with applicable Law, a reasonably comprehensive list of all client hardware deployed in the field that facilitates client connectivity, including, to the extent applicable, client computers, laptops, laser printers, label printers, fax machines, and broadband equipment provided to clients.

(b)    During the Interim Period, consistent with applicable Law, Seller and Seller Parent shall reasonably cooperate with Buyer, provide Buyer reasonable access to, and shall make its employees reasonably available for, general informational and Business Customer pre-planning meetings as well as arranging for introductory visits with any and all Business Customers that Buyer reasonably requests as soon as reasonably practicable after the Agreement Date. Seller and Seller Parent shall provide information and access, during normal business hours (and upon reasonable prior notice), consistent with applicable Law, reasonably requested by Buyer for the express and limited purpose of facilitating Buyer’s integration activities with respect to the Business, including facilitating the technical development of the Interfaces (as defined below) as promptly as reasonably practicable on and after the Agreement Date, deactivating existing lines as may be mutually agreed upon, and when reasonably necessary, facilitating the drop off to Buyer of supplies for Buyer’s use from and after the Closing, and performing such other activities as are reasonably necessary in order to transition the Business from Seller to Buyer effective from and after the Closing. Buyer shall use commercially reasonable efforts to seek any such reasonable access contemplated in this Section 4.20 in a manner that does not unreasonably interfere with the day-to-day operation of the business of Seller, Seller Parent or their respective Affiliates.

(c)    Without limiting the foregoing, promptly after the Agreement Date, subject to Antitrust Laws and the terms of any “clean team” agreement among the Parties governing the sharing of competitively sensitive information, Seller Parent and Seller shall reasonably cooperate as reasonably requested by Buyer in connection with the building, configuration, completion and testing of (i) the customer interfaces (as may be mutually agreed upon) with Buyer’s LIS that will allow the ordering of tests and reporting of test results (the “Customer Interfaces” and (ii) the mutually designed reference interfaces needed to support the services contemplated under the Transition Services Agreement (the “Reference Interfaces” and together with the Customer Interfaces, the “Interfaces”) after the Closing. Buyer shall use commercially reasonable efforts to complete the Interfaces in a manner as to not unreasonably interfere with the day-to-day operations of Seller, Seller Parent or their Affiliates. Furthermore, Seller shall facilitate the ingestion of (i) patient history data related to histology samples as permitted by applicable Law, with such results to be integrated into Buyer’s Application Laboratory Information Management System for correlation, and (ii) open orders, pending orders and future orders from the Business Customers. All data formatting and timeframe of in-scope data must be mutually reviewed and agreed upon. Buyer’s IT Designee should serve as the overall project manager for all integration matters related to IT Assets, capturing all project related tasks, notes, progress, and status updates with input from the Seller’s IT Designee, which input Buyer’s IT Designee shall consider in good faith. Buyer’s IT Designee shall adhere to Buyer’s integration processes, including, without limitation, participating in, and providing status updates during, periodic status update conferences. Buyer shall distribute a weekly project update to all parties. In addition to the foregoing, Buyer and Seller (or their respective IT Designees) shall cooperate in good faith to establish a mutually agreeable, written governance framework to oversee the progress of the development of the Interfaces. In the event of material delays with the building, configuration, completion and testing of the Interfaces, Buyer’s IT Designee and Seller’s IT Designee shall cooperate in good faith to resolve any such delays.

(d)    The parties shall each appoint individuals to serve as project leads and primary contact persons with respect to completion of the Interfaces (the “LIS Project”) and all other integration matters related to the IT Assets (each such individual, an “IT Designee”). The IT Designees will meet (in person, via teleconference or video conference) no less than weekly (unless otherwise mutually agreed between Buyer and Seller) to discuss the LIS Project and reasonably cooperate and provide status updates to Buyer and Seller with respect to the completion of the LIS Project or any amendments or modifications to the Interfaces on a weekly basis until such LIS Project is complete, or upon such other timeframes as mutually agreed to by the parties. Seller’s IT Designee shall serve as a point of contact and coordination for all IT Asset-related questions and issues relating to Buyer’s integration activities with respect to the Business from and after the Agreement Date, including with respect to any related activities as are reasonably necessary in order to transition the Business from Seller to Buyer effective from and after the Closing. Seller’s IT Designee shall have the authority to, and Seller shall cause its IT Designee to, provide (i) Buyer with access to the Transferring Real Property, Business Customers, vendors and information that is reasonably requested by Buyer in connection with the transition of the Business from Seller to Buyer effective from and after the Closing and during the term of the Transition Services Agreement and (ii) vendors of Buyer with access to the Transferring Real Property within five (5) Business Days following Buyer’s request therefor, for the express and limited purpose of completion of the LIS Project, provided that this shall be subject to applicable Law.

(e)    During the Interim Period, the Seller Parties shall promptly conduct reasonable knowledge transfer and training sessions for Buyer’s employees with respect to the Seller Parties’ compendium and Business Customer connectivity solutions known to and used by the Seller Parties in connection with the Business. Without limiting the generality of the foregoing, representatives of Buyer and Seller shall meet (in person, via teleconference or video conference) no less than twice per week (unless otherwise mutually agreed between Buyer’s and Seller’s respective IT Designees) to discuss integration and transition status and efforts for the Interfaces.

(f)    No later than seven (7) days before the Closing Date, the Seller Parties shall afford Buyer with unlimited access to the Transferring Real Property (subject to restrictions contained in the applicable Transferring Real Property Lease) and the New Dry Laboratory for the express and limited purpose of facilitating Buyer’s integration activities with respect to the Business including preparation for the services contemplated to be provided under the Transition Services Agreement.

ARTICLE V

EMPLOYEE MATTERS

5.1    Employee Matters.

(a)    Unless Seller or Seller Parent otherwise consent in writing, Buyer shall, or shall cause an Affiliate to, offer employment, effective as of the Hire Date applicable to those Business Employees who are specifically identified on Schedule 5.1, which identifies the Business Employees who are employed by Seller or Seller Parent as of the Closing and whom Buyer reasonably determines, in its sole discretion, meet the standards of employment applicable to Buyer’s employees generally (each, a “Scheduled Employee”). Any Scheduled Employee who accepts and commences active employment with Buyer effective as of the applicable Hire Date shall be referred to herein as a “Hired Employee”, with such employment to be conditioned upon the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements; provided, however, that with respect to any Scheduled Employee who is not actively employed at the time such offers are made because such employee is on a leave of absence (other than regularly scheduled vacation) (the “Leave of Absence Employees”), Buyer shall be under no obligation to make an offer to any such Leave of Absence Employees unless and until such Leave of Absence Employee returns to active employment on or within three (3) months following the applicable Hire Date; and provided, further, that, notwithstanding anything in this Agreement to the contrary, Buyer shall have no Liability with respect to any Leave of Absence Employee unless such employee returns to active employment on or within three (3) months of the applicable Hire Date and accepts Buyer’s offer of employment within such time; and provided, further, that Buyer shall not use any such leave of absence as cause to modify, alter, or change any proposed offer of employment to the detriment of such Leave of Absence Employee. All Scheduled Employees, other than Leave of Absence Employees, shall be employed on a substantially uninterrupted basis by Buyer as of the applicable Hire Date.

(b)    As of the applicable Hire Date each Hired Employee who is actively at work as of the applicable Hire Date shall receive from Buyer, until the first anniversary of the Closing Date, salary, bonus, severance and employee benefit plan opportunities that are substantially comparable to the salary, bonus, severance and employee benefits provided to similarly situated employees of Buyer.

(c)    Subject to Information Privacy and Security Laws and other applicable Laws, Seller will make available to Buyer the following true, accurate, and complete information regarding each Scheduled Employee and any other TSA Employees: (i) name, (ii) employing entity, (iii) salary or other rate of base pay, if applicable, (iv) other compensation (including bonus target, incentive compensation target, deferred compensation, and commissions arrangements), (v) severance and employee benefit plan opportunities, (vi) status as an exempt or non-exempt under the Fair Labor Standards Act and any similar wage and hour law, (vii) status as a full-or part-time employee, (viii) job title or position, (ix) status as an active or inactive employee (and, if on leave, the nature of the leave and the expected return date, if known), (x) work authorization, if not a citizen or permanent resident, (xi) address, and (xii) whether such Business Employee is primarily or exclusively working for the Business (the “Employee Census Information”). Unless Buyer otherwise consents in writing, every two weeks from the period between the date hereof and the expiration or termination, as the case may be, of the Transition Services Agreement, Seller shall provide Buyer with written notice of any updates to the Employee Census Information; provided that it is understood and agreed that such updated Employee Census Information during the period between Closing and the expiration or termination, as the case may be, of the Transition Services Agreement, shall only apply to the TSA Employees. Buyer and Seller shall in good faith mutually agree upon the form of a written communication to be provided by Buyer to the applicable Scheduled Employees describing the offer process for those Scheduled Employees with a Hire Date effective as of the Closing Date.

(d)    Seller, Seller Parent and Buyer intend that the transactions contemplated by this Agreement shall not result in a severance of employment of any Hired Employee for purposes of any benefit plan maintained by Seller or Seller Parent (“Seller Plans”), that the Hired Employees shall have continuous and uninterrupted employment immediately before, on, and immediately after the applicable Hire Date, and Buyer, Seller and Seller Parent shall use reasonable efforts to ensure the same. Any severance or other payments that might become payable to any Business Employee whether or not such individual becomes a Hired Employee shall be the sole responsibility of the Seller Parties. For purposes of eligibility to participate, vesting, benefit accruals and level of benefits (except as otherwise specifically provided below) under any benefit plan maintained by Buyer and/or its Affiliates providing benefits to any Hired Employee after the applicable Hire Date, each Hired Employee shall be credited with his or her years of service with Seller and its Affiliates (and any predecessors) prior to the applicable Hire Date, to the same extent as such Hired Employee was (or would have been) entitled, before the Agreement Date, to credit for such service under Seller Plans; provided, however, that such service need not be recognized (i) to the extent that such recognition would result in any duplication of benefits for the same period of service, (ii) for any purpose under any defined benefit retirement plan, retiree welfare plan, equity-based incentive plan or long-term incentive plan (including any cash balance plan or employee stock purchase plan of Buyer or its Affiliates), (iii) to the extent not recognized by Seller or Seller Parent for similar purposes, (iv) for purposes of any plan, program or arrangement (A) under which similarly situated employees of Buyer and its Affiliates do not receive credit for prior service or (B) that is grandfathered or frozen, either with respect to level of benefits or participation, or (v) discretionary contributions under Buyer’s employees’ retirement savings plan. To the extent that Buyer maintains a similar Employee Benefit Plan providing health and welfare benefits, for each Hired Employee, Buyer and/or its Affiliates shall take commercially reasonable steps to (x) waive any applicable waiting periods, pre-existing conditions or actively-at-work requirements (y) subject to each Hired Employee providing a copy of their explanation of benefits, statement, provide full credit to each Hired Employee or spouse or dependent thereof for any copayments, deductibles, out-of-pocket expenses and for any lifetime maximums paid by such Hired Employee or spouse or dependent thereof under the comparable Seller Parent Benefit Plan during the relevant plan year up to and including the Closing as if such amounts had been paid under such Buyer’s health and welfare plans. The Seller Parties shall be solely responsible, and Buyer shall have no obligations whatsoever for, any amounts accrued or payable to any current or former employees (including Hired Employees), including accrued vacation for which Buyer is not providing credit for any period relating to the service with Seller or Seller Parent, as applicable, at any time on or prior to the applicable Hire Date or due to termination by either Seller Party or its Affiliates on or prior to the applicable Hire Date.

(e)    If, as a result of the transactions contemplated by this Agreement, Seller or any of its Affiliates are required before, on or after the Closing to provide notice of any employment loss to any Business Employee or other Person under the WARN Act or any applicable foreign, state or local laws, regulations or ordinances related to plant closings, relocations, mass layoffs or employment losses, the Seller Parties shall provide, or arrange for the provision of, all such required notices and make any required payments within the time periods required by applicable Law (collectively, “WARN Laws”). The Seller Parties shall provide Buyer with a reasonable opportunity to review and comment upon all such notices before the notices required by WARN Laws are provided to affected employees, governmental agencies or other Persons. Seller shall bear any and all obligations and Liability under the WARN Laws resulting from employment losses arising in connection with the transactions contemplated in this Agreement, including without limitation the provision or failure to provide notice requirements, including any required notices to Hired Employees, and make any required payments under the WARN Laws. Buyer shall be responsible for compliance with WARN Laws with respect to the Hired Employees following the applicable Hire Date.

(f)    The provisions of this Section 5.1 are solely for the benefit of the Parties, and no provision of this Section 5.1 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, or result in any current or former director, employee, consultant of Seller or Seller Parent or any other individual associated therewith being regarded for any purposes as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof.

ARTICLE VI

TAX MATTERS

6.1    Transfer Taxes. The Seller Parties shall be responsible for, and shall pay all transfer, documentary, sales, use, stamp, real property transfer, registration and other similar Taxes and any conveyance fees or recording charges incurred in connection with the transactions contemplated hereunder (the “Transfer Taxes”); provided that Buyer shall reimburse the applicable Seller Party promptly following receipt of evidence of such payment for one-half of the Transfer Taxes. Buyer and the Seller Parties further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other person as may be necessary to mitigate, reduce or eliminate any Transfer Tax that could be imposed with respect to the transactions contemplated hereunder. The Seller Parties shall file or cause to be filed all Tax Returns required to be filed in connection with any such Transfer Taxes.

6.2    Apportioned Obligations. Subject to Section 6.3 hereof, the Seller Parties shall be solely responsible for and shall pay, without any cost to Buyer, any and all Taxes assessed against or payable by the Seller Parties, arising from the operation of the Business, the Assumed Liabilities or the Purchased Assets prior to Closing (regardless of whether the filing of any Tax Return with respect thereto or payment of any amount in respect thereof is filed, paid or due prior to, on or after the Closing Date) or relating to the Excluded Assets or Excluded Liabilities. Liability for all real property taxes, personal property taxes and similar ad valorem obligations (the “Apportioned Obligations”) levied with respect to the Business, the Purchased Assets and the Assumed Liabilities (individually or in the aggregate) for any Tax period beginning on or before the Closing Date and ending after the Closing Date (a “Straddle Period”) shall be apportioned between the Seller Parties and Buyer based on the number of days of such Straddle Period included in the portion of such Straddle Period ending on the Closing Date (a “Pre-Closing Tax Period”) and the number of days of such Straddle Period included in the portion of such Straddle Period beginning after the Closing Date (a “Post-Closing Tax Period”). The Seller Parties shall be liable for the proportionate amount of such Apportioned Obligations that is attributable to the Pre-Closing Tax Period. Buyer shall be liable for the proportionate amount of such Apportioned Obligations that is attributable to the Post‑Closing Tax Period.

6.3    Tax Cooperation. Buyer, the Seller Parties and their respective Affiliates shall provide each other with such assistance as may reasonably be requested in connection with the preparation of any Tax Return, application for exemption or refund of Tax, audit or other examination by any Governmental Authority relating to Liabilities for Taxes, or action, suit, proceeding, claim, arbitration or investigation relating to Liability for Taxes, in all cases to the extent in connection with the Purchased Assets or the Business. The Seller Parties, at their expense, will prepare and timely file all Tax Returns and pay all Taxes owed in respect of the Purchased Assets and the Business for all Tax periods ending on or prior to the Closing Date. Buyer will prepare and timely file all other Tax Returns that are required to be filed in respect of the Purchased Assets and the Business. The Seller Parties will pay any Apportioned Obligations that are due and payable on or prior to the Closing Date, and bill Buyer for any part of that amount apportioned to Buyer (including Buyer’s proportionate portion of any Tax preparation fees). Buyer will pay such Apportioned Obligations that are due and payable after the Closing Date and bill the Seller Parties for any part of that amount apportioned to Seller (including Buyer’s proportionate portion of any Tax preparation fees).

ARTICLE VII

CONDITIONS TO THE OBLIGATIONS OF BUYER

The obligations of Buyer under this Agreement to consummate the Closing are subject to the satisfaction at or prior to the Closing of the following conditions (each of which may be waived in writing in whole or in part by Buyer):

7.1    Representations and Warranties; Covenants. Each of (a) the Fundamental Representations shall be true and correct in all respects on and as of the Agreement Date and the Closing Date with the same force and effect as though made on and as of the Closing Date (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates) and (b) the other representations and warranties of Seller and Seller Parent contained herein shall be true and correct in all respects on and as of the Agreement Date and the Closing Date (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates) with the same force and effect as though made on and as of the Closing Date (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), except where the failure of such other representations and warranties to be so true and correct, individually or in the aggregate, does not, and would not reasonably be expected to, have a Material Adverse Effect. The Seller Parties shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by the Seller Parties at or prior to the Closing, other than the covenants and agreements contained in Section 1.7(a), which shall be performed and complied with in all respects. At the Closing, Seller shall have furnished to Buyer a certificate dated the Closing Date, and signed by a senior executive officer of Seller to the effect that the conditions set forth in this Section 7.1 have been satisfied.

7.2    No Actions. No Action shall have been commenced by a Governmental Authority that seeks to restrain, enjoin or otherwise prohibit the consummation of any of the transactions contemplated by this Agreement to be consummated at the Closing, which Action remains pending.

7.3    No Restraints. No Order or Law shall have been issued by a Governmental Authority, and shall remain in effect, that restrains, enjoins or otherwise prohibits the consummation of any of the transactions contemplated by this Agreement to be consummated at the Closing.

7.4    No Security Incident. No Security Incident has occurred following the Agreement Date that has materially and adversely impacted or impaired the operation of the Business.

7.5    Government Approvals. All actions by (including any authorization, consent or approval) or in respect of (including notice to), or filings with, any Governmental Authority (including those set forth on Schedule 7.5) that are required to consummate the transactions contemplated hereunder will have been obtained or made and no such authorization, consent, approval, filing or notice will have been revoked.

7.6    Third Party Consents and Modification of Agreements. Buyer shall have received all of the consents, modifications, waivers and approvals to those Contracts set forth on Schedule 7.6, and such consents, modifications, waivers and approvals shall be in full force and effect.

7.7    Customer Interfaces. The Customer Interfaces have been completed to the reasonable satisfaction of Buyer such that the Business Customers can be transitioned to Buyer at Closing.

7.8    Reference Interface. The Reference Interface has been completed to the reasonable satisfaction of Buyer such that the services contemplated to be performed under the Transition Services Agreement can commence at Closing.

7.9    Material Adverse Effect. No Material Adverse Effect event shall have occurred or be continuing.

7.10    Closing Deliverables. The Seller Parties, as applicable, shall have delivered, or caused to be delivered, to Buyer the documents and deliverables listed in Section 1.7(a).

ARTICLE VIII

CONDITIONS TO THE OBLIGATIONS OF THE SELLER PARTIES

The obligations of the Seller Parties to consummate the Closing are subject to the satisfaction at or prior to the Closing of the following conditions (each of which may be waived in writing in whole or in part by the Seller Parties):

8.1    Representations and Warranties; Covenants. Each of the representations and warranties of Buyer contained in this Agreement shall be true and correct (disregarding for purposes of this condition any materiality or Buyer Material Adverse Effect qualification therein) at and as of the Agreement Date and at and as of the Closing Date, with the same effect as though made at and as of the Closing Date, except for such failures of such representations and warranties to be true and correct as would not have or reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect. Buyer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Buyer at or prior to the Closing, other than the covenants and agreements contained in Section 1.7(b), which shall be performed and complied with in all respects. At the Closing, Buyer shall have furnished to Seller a certificate dated the Closing Date, and signed by a senior executive officer of Buyer to the effect that the conditions set forth in this Section 8.1 have been satisfied.

8.2    No Actions. No Action shall have been commenced by a Governmental Authority that seeks to restrain, enjoin or otherwise prohibit the consummation of any of the transactions contemplated by this Agreement to be consummated at the Closing, which Action remains pending.

8.3    No Restraints. No Order or Law shall have been issued by a Governmental Authority, and shall remain in effect, that restrains, enjoins or otherwise prohibits the consummation of any of the transactions contemplated by this Agreement to be consummated at the Closing.

8.4    Governmental Approvals. All actions by (including any authorization, consent or approval) or in respect of (including notice to), or filings with, any Governmental Authority (including those set forth on Schedule 7.5) that are required to consummate the transactions contemplated hereunder will have been obtained or made and no such authorization, consent, approval, filing or notice will have been revoked.

8.5    Closing Deliverables. Buyer shall have delivered, or caused to be delivered, to Seller or Seller Parent, as applicable, the documents and deliverables listed in Section 1.7(b).

ARTICLE IX

TERMINATION

9.1    Termination. This Agreement may be terminated at any time prior to the Closing:

(a)    by mutual written consent of Buyer and Seller;

(b)    by either Buyer or Seller, by providing written notice to the other at any time after October 31, 2025 (such date, as may be extended pursuant to the following proviso, the “Outside Date”), if the Closing has not occurred by reason of the failure of any condition set forth in Article VII, in the case of Buyer, or Article VIII, in the case of Seller, to be satisfied (unless such failure is the result of one or more breaches or violations of, or inaccuracy in any covenant, agreement, representation or warranty of this Agreement by the terminating party);

(c)    by either Buyer or the Seller Parties, by giving written notice to the other party, if (i) any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining or enjoining the consummation of the transactions contemplated by this Agreement, and such Order shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this clause (i) of this Section 9.1(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, such Order or (ii) there shall be a Law that makes the consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(d)    by Buyer by giving written notice to the Seller Parties, if the Seller Parties materially breach or fail to perform any representation, warranty, covenant or other agreement contained herein and such breach or failure to perform, if curable prior to the Outside Date, has not been cured within the earlier of the Outside Date or ten (10) Business Days following Buyer’s delivery of written notice of such breach or failure to perform and, if not cured within such period and at or prior to the Closing, such material breach or failure to perform would result in the failure of the condition set forth in Section 7.1;

(e)    by the Seller Parties by giving written notice to Buyer, if Buyer materially breaches or fails to perform any representation, warranty, covenant or other agreement contained herein and such breach or failure to perform, if curable prior to the Outside Date, has not been cured within the earlier of the Outside Date or ten (10) Business Days following the Seller Parties’ delivery of written notice of such breach or failure to perform and, if not cured within such period and at or prior to the Closing, such material breach or failure to perform would result in the failure of the condition set forth in Section 8.1; or

(f)    by Buyer by giving written notice to the Seller Parties, in the event a Security Incident has occurred following the Agreement Date that has materially and adversely impacted or impaired the operation of the Business.

9.2    Effect of Termination. Upon termination of this Agreement pursuant to Section 9.1, except for the obligations contained in Section 3.5 (Brokers or Finders), Section 4.1 (Confidentiality), Section 4.2 (Public Statements and Internal Communications), this Section 9.2 and Article XI (in each case together with any related definitions contained in Exhibit A), which will survive any termination of this Agreement, this Agreement will forthwith become null and void, and no party, nor any of such party’s respective members, managers, directors, officers, employees, agents, consultants, equityholders, or principals will have any liability hereunder or with respect hereto, except that nothing contained herein shall relieve any party from liability for any knowing or intentional breach of any covenant or agreement contained herein.

ARTICLE X

SURVIVAL, INDEMNIFICATION AND REMEDIES

10.1    Survival. The representations and warranties contained in Article II and Article III shall survive the Closing for a period of twelve (12) months after the Closing Date (the “General Survival Period”); provided, however, that (a) the Fundamental Representations, other than the representations and warranties contained in Section 2.15(c) (Privacy and Data Security; Information Technology – Security Incident) shall survive the Closing until the later of: (i) the sixth anniversary of the Closing Date and (ii) the expiration of the applicable statute of limitations, plus ninety (90) days, (b) the representations and warranties delivered by Seller and Seller Parent pursuant to this Agreement contained in Section 2.15(c) (Privacy and Data Security; Information Technology – Security Incident) shall survive the Closing for a period of eighteen (18) months after the Closing Date, and (c) the representations and warranties delivered by Seller and Seller Parent pursuant to this Agreement contained in Section 2.16 (Taxes) shall survive the Closing until the expiration of the applicable statute of limitations, plus ninety (90) days. The representations and warranties of Buyer (other than the Buyer Fundamental Representations) shall survive the Closing until the expiration of the General Survival Period, and the Buyer Fundamental Representations shall survive the Closing until the later of: (i) the sixth anniversary of the Closing Date and (ii) the expiration of the applicable statute of limitations, plus ninety (90) days. Any claims with respect to breaches of covenants or agreements contained in this Agreement that are required to be performed or complied with in their entirety prior to the Closing shall survive the Closing until the expiration of the General Survival Period. Any claims with respect to covenants and agreements contained in this Agreement that by their terms are required to be performed or complied with in whole or in part following the Closing Date (or termination of this Agreement, as applicable) shall survive the Closing and shall expire upon the later of (a) the date of full and final performance of the related obligation, and (b) the date that is ninety (90) days following the expiration of longest permitted applicable statute of limitations under applicable Law with respect to the subject matter thereof. Notwithstanding the foregoing, any obligations under this Article X shall not terminate with respect to any Losses as to which an Indemnified Party shall have given notice to the party or parties against whom indemnification is sought (the “Indemnifying Party”) in accordance with Section 10.3 before the termination of the applicable survival period. The limitations in this Article X shall not apply in the case of Fraud.

10.2    Indemnification.

(a)    Subject to the limitations set forth in this Article X, following the Closing, Seller and Seller Parent, jointly and severally, shall indemnify and hold harmless Buyer and its Affiliates and their respective Representatives, successors and permitted assigns (collectively, the “Buyer Indemnified Parties”) from and against, and pay to the applicable Buyer Indemnified Parties the amount of, any and all Losses incurred or sustained by the Buyer Indemnified Parties or any of them as a result of or relating to the following:

(i)    any breach or inaccuracy of any of the representations or warranties made by Seller and Seller Parent in Article II;

(ii)    any breach or default, or failure to perform or comply with, of any covenant, agreement or other obligation of Seller or Seller Parent under this Agreement;

(iii)    any Transfer Taxes Seller is responsible for pursuant to Section 6.1 or any Apportioned Obligations Seller is responsible for pursuant to Section 6.2; or

(iv)    any Excluded Liabilities, Excluded Assets or the Excluded Business.

(b)    Subject to the limitations set forth in this Article X, following the Closing, Buyer shall indemnify and hold harmless the Seller Parties and their respective Affiliates and their respective Representatives, successors and assigns (collectively, the “Seller Indemnified Parties”) from and against, and pay to the applicable Seller Indemnified Parties the amount of, any and all Losses incurred or sustained by the Seller Indemnified Parties or any of them as a result of or relating to the following:

(i)    Any breach or inaccuracy of any of the representations or warranties made by Buyer in Article III; or

(ii)    any breach or default, or failure to perform or comply with, of any covenant, agreement or other obligation of Buyer under this Agreement.

(c)    The waiver of any condition, deliverable or other requirement for consummation of the Closing based on the accuracy of any representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right to indemnification or any other remedy based on such representations, warranties, covenants and agreements.

(d)    For the avoidance of doubt, this Article X provides for indemnification against all Losses incurred or sustained by one or more of the Indemnified Parties as a result of the indemnifiable matters listed in Sections 10.2(a) and 10.2(b), whether such indemnification is (i) pursuant to a direct claim by any Indemnified Party or (ii) against Losses incurred or sustained as a result of a Third Party Claim.

10.3    Indemnification Procedures.

(a)    Any Indemnified Party seeking indemnification for any matter under this Article X shall assert such claim (including any Third Party Claim) by delivering notice to the Indemnifying Party (a “Claim Notice”); provided, however, that failure to so notify the Indemnifying Party shall not preclude the Indemnified Party from any indemnification which it may claim in accordance with this Article X, except to the extent that the Indemnifying Party shall have been materially prejudiced by such failure. Each Claim Notice shall contain in reasonable detail the facts giving rise to such applicable claim for indemnification and (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement upon which such claim is based.

(b)    Third Party Claims.

(i)    In the event that any Action shall be instituted or that any claim or demand shall be asserted by any third party in respect of which indemnification may be sought under Section 10.2 (a “Third Party Claim”), the Indemnified Party shall promptly deliver a Claim Notice to the Indemnifying Party of the assertion of any Third Party Claim of which it has knowledge which is covered by this indemnity. The failure of the Indemnified Party to reasonably deliver a Claim Notice in respect of any Third Party Claim shall not release, waive or otherwise affect the Indemnifying Party’s obligations with respect thereto except to the extent that the Indemnifying Party shall have been materially prejudiced by such failure.

(ii)    The Indemnifying Party shall have the right to conduct (at the Indemnifying Party’s expense) the defense of a Third Party Claim with counsel reasonably satisfactory to the Indemnified Party, upon delivery of notice to such Indemnified Party (the “Defense Notice”) within twenty (20) days after the Indemnifying Party’s receipt of the Claim Notice; provided that the Defense Notice shall specify the counsel the Indemnifying Party will appoint to defend such Third Party Claim. The Indemnified Party shall be entitled to be indemnified for the reasonable fees and expenses of counsel for any period during which the Indemnifying Party has not assumed the defense of any such Third Party Claim in accordance herewith. If the Indemnifying Party delivers a Defense Notice and thereby elects to conduct the defense of the Third Party Claim, (i) such Indemnified Party will reasonably cooperate with and make available to the Indemnifying Party such assistance as the Indemnifying Party may reasonably request in the defense of such Third Party Claim, all at the sole expense of the Indemnifying Party, (ii) the Indemnified Party shall have the right at its sole expense to participate in the defense (including any discussions or negotiations in connection with the settlement, adjustment or compromise) of such Third Party Claim assisted by counsel of its own choosing, (iii) the Indemnifying Party shall deliver to the Indemnified Party, reasonably in advance so as to provide the Indemnified Party a reasonable opportunity to review and comment, copies of all pleadings, notices, offers of settlement and non-privileged communications with respect to such Third Party Claim and (iv) the Indemnifying Party shall keep the Indemnified Party reasonably apprised of developments with respect to such Third Party Claim and the defense thereof.

(iii)    Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to control the defense of any Third Party Claim if: (A) such claim for indemnification is with respect to an Action by a Governmental Authority with respect to Taxes of Seller or Seller Parent, (B) the applicable Indemnified Party has been advised by counsel that a material conflict of interest exists between the Indemnifying Party and such Indemnified Party with respect to such Third Party Claim, (C) the Indemnifying Party has failed to deliver the Defense Notice or is failing to adequately prosecute or defend such Third Party Claim, or (D) such Third Party Claim seeks (1) an injunction or other equitable relief against such Indemnified Party, (2) involves criminal or quasi criminal allegations, or (3) involves a claim in an amount which, together with previous and pending claim amounts, would exceed the Maximum Cap. In the event that (x) outside counsel to the Indemnified Party shall in good faith determine that there are one or more legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party and that are not thereafter asserted by the Indemnifying Party on the Indemnified Party’s behalf or (y) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of one law firm to the Indemnified Party. If the Indemnifying Party elects not to compromise or defend such Third Party Claim, fails to timely deliver a Defense Notice as provided in this Agreement, or is not entitled to assume the defense under the terms of this Agreement, then the Indemnified Party may pay, settle, compromise and defend such Third Party Claim and seek indemnification for any and all Losses to the extent indemnifiable pursuant to this Article X. If an Indemnified Party settles a Third Party Claim without the prior written consent of the applicable Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed), then such settlement shall not be determinative of the amount or existence of Losses for which the Indemnifying Party is liable hereunder; provided that, in no event shall the Indemnifying Party be liable for any amount in excess of the Losses awarded or agreed upon with respect to such settlement. If the Indemnifying Party assumes the defense of an Action, no compromise or settlement of such claims may be effected by the Indemnifying Party without the Indemnified Party’s consent unless (1) there is no finding or admission of any violation of any Law or order of any Governmental Authority or any violation of the rights of any Person and no effect on any other claims that may be made against the Indemnified Party, and (2) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party and (3) the Indemnified Party will have no liability or obligation with respect to any compromise or settlement of such claims effected without its consent, and such compromise or settlement provides for a complete, unconditional release in customary form from all obligations and liabilities of the Indemnified Party with respect to such claim.

10.4    Limitations on Indemnification; Satisfaction of Indemnification Claims; Escrow.

(a)    All claims for indemnification by a Buyer Indemnified Party under this Article X shall be satisfied first from the Escrow Fund in the Escrow Account, and if the Escrow Fund has been exhausted or is otherwise insufficient or unavailable to fully satisfy such claim, then from Seller and Seller Parent, jointly and severally, subject to the limitations contained in this Article X; provided that

(i)    the Indemnifying Party shall not be liable for any such General Claims (or series of related General Claims) unless and until the aggregate of all indemnifiable Losses that may be recovered from such Indemnifying Party pursuant to Section 10.2(b)(i) exceeds $1,925,000 (the “Deductible”) and then such Indemnifying Party shall be liable only for those amount in excess of the Deductible; and

(ii)    the maximum aggregate Liability of an Indemnifying Party with respect to General Claims shall not exceed an amount equal to ten percent (10%) of the Fixed Purchase Price (the “General R&W Cap”).

(b)    With respect to any claim by a Buyer Indemnified Party pursuant to Section 10.2(a)(i) based on any inaccuracy in or breach of Fundamental Representations or the representations and warranties of Seller and Seller Parent in Section 2.16 (Taxes), Buyer shall first satisfy the Losses therefrom from the Escrow Fund in the Escrow Account, and if the Escrow Fund has been exhausted or is otherwise unavailable or insufficient to fully satisfy such claims, from Seller and Seller Parent, jointly and severally, directly up to the amount of the Fixed Purchase Price (the “Maximum Cap”). Neither the General R&W Cap nor the Maximum Cap shall apply to claims by Buyer Indemnified Parties pursuant to Section 10.2(a)(ii), Section 10.2(a)(iii) or Section 10.2(a)(iv); provided that, with respect to any such claim, Buyer shall first satisfy the Losses therefrom from the Escrow Fund in the Escrow Account, and if the Escrow Fund has been exhausted or is otherwise unavailable or insufficient to fully satisfy such claim, from Seller and Seller Parent, jointly and severally.

(c)    The amount of any Losses suffered by any Indemnified Party shall be calculated after giving effect to any payments from such Indemnified Party’s insurance policies or sources of indemnity, contribution or other similar sources of recovery, in each case net of any related costs and expenses of the Indemnified Party, including the aggregate cost of pursuing insurance claims, incremental increases in insurance premiums or other chargebacks, legal fees, costs of investigation and other related expenses (a “Net Payment”). If an Indemnified Party receives a Net Payment after receiving payment from an Indemnifying Party with respect to the same Losses, and as a result the Indemnified Party has recovered amounts in excess of the total amount of such Losses, then the Indemnified Party shall promptly reimburse the Indemnifying Party the amount of such excess.

(d)    Notwithstanding Section 10.4(a) and Section 10.4(b), the General R&W Cap and the Maximum Cap shall not apply to claims for indemnification based on Fraud.

(e)    Upon final resolution of any indemnification claim by a Buyer Indemnified Party under Section 10.2(a), either by mutual agreement of the parties or pursuant to a judgment or order from a court of competent jurisdiction, Buyer and the Seller Parties shall promptly execute a joint written instruction to the Escrow Agent directing the Escrow Agent to deliver to the Buyer the amount that the Buyer is entitled to receive as a result of the resolution of such outstanding indemnity claim.

(f)    From and after the Closing Date, subject to the terms and limitations set forth in this Agreement, Seller Parent, as a primary obligor and not as a surety, hereby absolutely, unconditionally and irrevocably guarantees to Buyer the complete and prompt payment and performance of, and compliance by Seller of all of Seller’s obligations under this Agreement (the “Guaranteed Obligations”). Seller Parent acknowledges and agrees that its guaranty is full, absolute and unconditional and is in no way conditioned or contingent upon any attempt to collect from Seller, and no extension, increase, modification, amendment, waiver, consent, release or extinguishment of any Guaranteed Obligation, or other change in any Guaranteed Obligation, whether by agreement of Buyer and Seller, a decree in any bankruptcy proceeding, or otherwise, will affect the continuing validity and enforceability of its guaranty, nor will such validity and enforceability be affected by any lack of validity or enforceability of any obligation of Seller as a result of the application of any bankruptcy, insolvency, moratorium or other similar Law relating to creditors’ rights and general principles of equity to Seller. Seller Parent understands that Buyer is relying on this guarantee in entering into this Agreement. Seller Parent hereby waives, for the benefit of Buyer, to the fullest extent permitted by applicable Law, any defenses or benefits that may be derived from or afforded by Law that limit the liability of or exonerate guarantors or sureties, including those which would otherwise require any election of remedies by Buyer (other than payment of the applicable Guaranteed Obligations), and further waives any notice (including notice of acceptance or nonpayment), presentment, demand, performance, protest, suit or other action as the same pertains to Seller or any of the applicable Guaranteed Obligations, or any right to require Buyer to proceed against Seller or to pursue any other remedy with respect to any of the applicable Guaranteed Obligations. Seller Parent shall not transfer or assign, in whole or in part, any of its obligations under this Section 10.4(e).

(g)    On or before the Business Day after the twelve (12)-month anniversary of the Closing Date (the “Release Date”), Buyer shall notify Seller in writing of the amount of all claims made by the Buyer Indemnified Parties pursuant to this Article X that have been validly asserted pursuant to Claim Notices delivered to Seller on or prior to the Release Date, but not fully and finally resolved prior to such date in accordance with this Article X (such unresolved claims being referred to as the “Unresolved Claims” and such aggregate amount being referred to as the “Unresolved Claims Amount”). Promptly after the Release Date, Buyer and Seller shall jointly instruct the Escrow Agent to release to Seller from the Escrow Fund in accordance with the Escrow Agreement the portion of the Escrow Fund, if any, in excess of the sum of (i) the amount, if any, that Buyer and Seller have instructed the Escrow Agent to disburse from the Escrow Account that has not actually been disbursed as of such date, and (ii) the Unresolved Claims Amount as of the Release Date.

(h)    Following the release from the Escrow Fund in Section 10.4(g), if any Unresolved Claim is finally resolved, then Buyer and Seller shall, within ten (10) Business Days after the final resolution of such Unresolved Claim and the delivery to the Buyer Indemnified Party of the amount to be delivered to the Buyer Indemnified Party from the Escrow Fund (and/or directly from Seller, as applicable) pursuant to this Article X, Buyer and Seller shall jointly instruct the Escrow Agent to disburse from the Escrow Account to Seller, the portion of the Unresolved Claims Amount retained in the Escrow Account in respect of such Unresolved Claim in excess of the amount determined to constitute Losses with respect to Unresolved Claim, if any; provided that in no event shall the aggregate amount disbursed to Seller with respect to any Unresolved Claim exceed the amount, if any, that Buyer and Seller have instructed the Escrow Agent to disburse from the Escrow Account but that has not actually been disbursed as of such date; provided, further that, to the extent that any such release to Seller would result in the Escrow Fund at such time not being sufficient with respect to all other Unresolved Claims, if any, then the Escrow Agent shall continue to retain the portion of the Escrow Amount as Buyer reasonably determines in good faith may be the maximum amount payable to any Buyer Indemnified Party under the terms of this Article X in respect of any such Unresolved Claims until resolution thereof. The procedures set forth in this Section 10.4(g) shall be reiterated for each Unresolved Claim until all amounts in the Escrow Fund have either been paid to the Buyer Indemnified Parties or released to Seller.

(i)    Any Indemnified Party that becomes aware of any Losses for which it seeks indemnification hereunder shall be required to use commercially reasonable efforts to mitigate such Losses consistent with the common law doctrine of mitigation of damages and an Indemnifying Party shall not be liable for any Losses to the extent that it is attributable to the Indemnified Party’s failure to so mitigate; provided that an Indemnified Party’s obligation to mitigate shall not include any obligation or requirement that such Indemnified Party or any of his, her or its Affiliates assume or incur any liability.

10.5    Exclusive Remedy. The parties agree that following the Closing the indemnification obligations of the parties set forth in this Article X shall constitute the sole and exclusive remedies of the parties for any Losses based upon, arising out of or otherwise in respect of the matters set forth in this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby. Notwithstanding the foregoing, the provisions of this Section 10.5 will not, however, prevent, limit or effect a cause of action (i) for fraud, intentional misrepresentation, or willful breach or (ii) to obtain an injunction or injunctions to prevent breaches of any covenants set forth in this Agreement or the Ancillary Agreements and to enforce specifically the terms and provisions hereof and thereof.

10.6    Tax Treatment of Indemnity Payments. Seller and Buyer agree to treat any indemnification payment made pursuant to this Article X as an adjustment to the purchase price for all income tax purposes.

ARTICLE XI

MISCELLANEOUS

11.1    Expenses. Except as otherwise set forth in Section 4.6(d) (Competition Filing Fees), (a) Buyer shall bear the Transaction Expenses of Buyer, and (b) the Seller Parties shall bear the Transaction Expenses of the Seller Parties.

11.2    Headings. The headings, subheadings and captions in this Agreement, the Disclosure Schedules and in any Exhibit or Schedule hereto or thereto are for reference purposes only and are not intended to affect the meaning or interpretation of this Agreement.

11.3    Notices. All notices and other communications required or permitted under this Agreement shall be in writing and given by certified or registered mail, return receipt requested, nationally recognized overnight delivery service, such as Federal Express, facsimile or email (or like transmission) of a PDF document with confirmation of transmission by the transmitting equipment or personal delivery against receipt to the party to whom it is given, in each case, at such party’s address or email address set forth below:

(c)    In the case of Seller or Seller Parent, to:

OPKO Health, Inc.

4400 Biscayne Blvd.

Miami, FL 33137

Attn: Legal Department

Email: legalnotices@opko.com; cgreen@opko.com

with a copy to (which shall not constitute notice):

Greenberg Traurig, P.A.

333 S.E. 2nd Ave.

Suite 4400

Miami, FL 33131

Attn: Robert L. Grossman and Drew M. Altman

Email:         grossmanb@gtlaw.com

                altmand@gtlaw.com

(d)    In the case of Buyer, to:

Laboratory Corporation of America Holdings

531 South Spring Street

Burlington, NC 27215

Attn: Chief Legal Officer

Email: generalcounsel@labcorp.com

with a copy to (which shall not constitute notice):

Hogan Lovells US LLP

555 13th Street NW

Washington, DC 20004

Attn: G. Allen Hicks

Email: allen.hicks@hoganlovells.com

or to such other address as the party may have furnished in writing in accordance with the provisions of this Section 11.3. Any such notice or other communication shall be deemed to have been given as of the date so personally delivered or transmitted by email or like transmission (or if delivered or transmitted after the recipient’s normal business hours, on the next Business Day, and provided that, in the case of email transmission, if no automated notice of delivery failure is received by the sender), on the next Business Day when sent by overnight delivery services or five (5) days after the date so mailed if by certified or registered mail. A party may change the address to which notices are to be addressed by giving the other party notice in the manner herein set forth.

11.4    Assignment. Subject to the immediately following sentence, this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, each of which such successors and permitted assigns will be deemed to be a party hereto for all purposes hereof. No party may assign, delegate or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided, however, that Buyer may, without such consent, assign any or all of its rights and interests hereunder to one or more of its Affiliates so long as Buyer is not relieved of any Liability hereunder. Any purported assignment in violation of the foregoing is void. This Agreement is for the sole benefit of the parties and their respective successors and permitted assignees and nothing herein expressed or implied will give or be construed to give any Person, other than the parties and their respective successors and permitted assignees and any Indemnified Party under Section 11.4, any legal or equitable rights hereunder.

11.5    Entire Agreement. This Agreement (including the Disclosure Schedules and any Schedule or Exhibit hereto or thereto), the Confidentiality Agreement, the Ancillary Agreements and any documents, instrument and certificates explicitly referred to herein, constitute the entire agreement and understanding of the parties with respect to the subject matter hereby and thereby and supersede all prior written or oral commitments, negotiations, proposals, arrangements or understandings with respect hereto and thereto (other than the Confidentiality Agreement, which will terminate at the Closing but survive any termination of this Agreement).

11.6    Amendment; Waiver. No amendment or waiver of any provision of this Agreement will be valid and binding unless it is in writing and signed, in the case of an amendment, by Buyer, Seller Parent and Seller or in the case of a waiver, by the party against whom the waiver is to be effective. No waiver by any party of any breach or violation or, default under any representation, warranty or covenant hereunder, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation, default of any such representation, warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power or remedy under this Agreement will operate as a waiver thereof. Notwithstanding the foregoing, during the Interim Period, Buyer shall have the right, with Seller’s consent (not to be unreasonably withheld, conditioned or delayed), to update Schedule A (Purchased Assets - Assigned Contracts), Schedule B (Excluded Assets), Schedule 5.1 (Scheduled Employees) and Schedule 7.6 (Third Party Consents) and any such update shall be deemed to have amended such schedule, as of the date of such amendment, for all purposes hereunder without any additional action from any party.

11.7    Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and each of which will be deemed an original. This Agreement will become effective when duly executed by each party hereto.

11.8    Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)    Governing Law. This Agreement, the rights of the parties and all Actions arising in whole or in part under or in connection herewith, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction other than those of the State of Delaware.

(b)    Jurisdiction. Any proceeding arising out of or relating to this Agreement shall be brought in the Delaware Court of Chancery within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any court of the United States located in the State of Delaware, or, if any such court of the United States located in the State of Delaware declines to accept jurisdiction over a particular matter, any state court located in the State of Delaware), and each of the parties irrevocably submits to the non-exclusive jurisdiction of each such court in any such proceeding and waives any objection it may now or hereafter have to venue or to convenience of forum. The parties agree that either or both of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained agreement between the parties irrevocably to waive any objections to venue or to convenience of forum.

(c)    Service of Process. Each party hereby (i) consents to service of process in any Action between the parties arising in whole or in part under or in connection with this Agreement in any manner permitted by Delaware Law, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.9, will constitute good and valid service of process in any such Action and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.

11.9    Specific Performance. Each of the parties acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, each of the parties agrees that, without posting bond or other undertaking, the other parties will be entitled to seek an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any Action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity. Each party further agrees that, in the event of any action for specific performance in respect of such breach or violation, it will not assert that the defense that a remedy at law would be adequate.

11.10    Interpretation; Absence of Presumption.

(a)    For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, (ii) the terms “hereof”, “herein”, and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits and the Disclosure Schedules) and not to any particular provision of this Agreement, and Article, Section, Exhibit and Schedule references are to the Articles, Sections, Exhibits, and Schedules to this Agreement or the Disclosure Schedules unless otherwise specified, (iii) except where the context otherwise requires, references to a “party” or “parties” means Buyer, Seller or Seller Parent, or any of them as the context requires, (iv) the word “including” and words of similar import when used in this Agreement means “including, without limitation,” unless the context otherwise requires or unless otherwise specified, (v) the word “or” shall not be exclusive, (vi) unless otherwise qualified, all references in this Agreement that provide that information, documents or materials have been “made available to Buyer”, “delivered to Buyer” or “provided to Buyer,” and phrases of similar import, means that such information, document or material was made available for Buyer’s review in the Dataroom, prior to 11:59 P.M. Eastern Time at least one (1) Business Day prior to the Agreement Date, and (vii) the terms “dollars” and “$” means dollars of the United States of America.

(b)    With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms of this Agreement, the parties understand and agree that the same have or has been mutually negotiated, prepared and drafted, and if at any time the parties desire or are required to interpret or construe any such term or condition or any agreement or instrument subject to this Agreement, no consideration will be given to the issue of which party actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject to this Agreement.

11.11    Third Person Beneficiaries. This Agreement is for the sole benefit of the parties and their respective successors and permitted assigns, the Indemnified Parties that are not parties pursuant to Article X and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

11.12    Representations and Warranties; Schedules. The Disclosure Schedules and the disclosures and information contained therein shall not be deemed to broaden in any way the scope or effect of any of the representations or warranties of any party under this Agreement. Where the terms of a Contract or other item have been summarized or described in the Disclosure Schedules, such summary or description does not purport to be a complete statement of the material terms of such Contract or other item, and all such summaries and descriptions are qualified in their entirety by reference to the Contract or item being summarized or described. The information provided in the Disclosure Schedules is being provided solely for the purpose of making disclosures to Buyer under this Agreement. In disclosing this information, neither Seller nor Seller Parent waives, and each expressly reserves any and all rights under, any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed herein. Nothing disclosed in any schedule of the Disclosure Schedules constitutes an admission of liability or obligation of Seller or Seller Parent or is an admission against the interest of Seller or Seller Parent.

11.13    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. In the event that any provision hereof would, under applicable Law, be invalid or unenforceable in any respect, each party hereto intends that such provision will be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Law.

11.14    Electronic Signatures.

(a)    Subject to Section 11.14(b), notwithstanding the Electronic Signatures in Global and National Commerce Act, the Uniform Electronic Transactions Act or any other Law relating to or enabling the creation, execution, delivery or recordation of any contract or signature by electronic means, and notwithstanding any course of conduct engaged in by the parties, no party shall be deemed to have executed this Agreement or any other document contemplated hereby (including any amendment or other change hereto or thereto) unless and until such party shall have executed this Agreement or such other document on paper by a handwritten original signature or any other symbol executed or adopted by a party with current intention to authenticate this Agreement or such other document.

(b)    Delivery of a copy of this Agreement or such other document bearing an original signature by electronic transmission, by electronic mail in “portable document format” form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature. “Originally signed” or “original signature” means or refers to a signature that has not been mechanically or electronically reproduced.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

Seller Parent:

OPKO HEALTH, INC.

By:         /s/ Phillip Frost, M.D.
   Name:         Phillip Frost, M.D.
   Title:           Chairman, Chief Executive Officer

Seller:

BIOREFERENCE HEALTH, LLC

By:         /s/Steven Craig Allen
   Name:       Steven Craig Allen
   Title:         Interim Chief Executive

                        Officer, President, Chief

                        Operating Officer

Buyer:

LABORATORY CORPORATION OF AMERICA HOLDINGS

By:         /s/ Sandra D. van der Vaart
   Name:      Sandra D. van der Vaart
   Title:        EVP, Director and Secretary